FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 24, 2011

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Statutory results

The condensed consolidated financial statements and related notes presented on pages 143 to 194 inclusive are on a statutory basis and include the results and financial position of RFS Holdings B.V. (RFS), the entity that acquired ABN AMRO. The interests of the State of the Netherlands and Santander in RFS are included in non-controlling interests.

Legal separation of ABN AMRO Bank N.V. took place on 1 April 2010 from which date the results of ABN AMRO attributable to the other Consortium Members (the Dutch State following its acquisition of Fortis, and Santander) are classified as discontinued operations. The income statement for 2009 has been re-presented accordingly.

RBS Group – Annual Results 2010

Condensed consolidated income statement
for the year ended 31 December 2010

	2010	2009*
	£m	£m

Interest receivable	22,776	26,311
Interest payable	(8,567)	(12,923)

Net interest income	14,209	13,388

Fees and commissions receivable	8,193	8,738
Fees and commissions payable	(2,211)	(2,790)
Income from trading activities	4,517	3,761
Gain on redemption of own debt	553	3,790
Other operating income (excluding insurance premium income)	1,479	873
Insurance net premium income	5,128	5,266

Non-interest income	17,659	19,638

Total income	31,868	33,026

Staff costs
- excluding curtailment gains	(9,671)	(9,993)
- pension schemes curtailment gains	-	2,148
Premises and equipment	(2,402)	(2,594)
Other administrative expenses	(3,995)	(4,449)
Depreciation and amortisation	(2,150)	(2,166)
Write-down of goodwill and other intangible assets	(10)	(363)

Operating expenses	(18,228)	(17,417)

Profit before other operating charges and impairment losses	13,640	15,609
Insurance net claims	(4,783)	(4,357)
Impairment losses	(9,256)	(13,899)

Operating loss before tax	(399)	(2,647)
Tax (charge)/credit	(634)	429

Loss from continuing operations	(1,033)	(2,218)

Loss on distribution of ABN AMRO Bank NV to the State of the Netherlands and Santander	(963)	-
Other profits from discontinued operations, net of tax	330	(105)

Loss from discontinued operations, net of tax	(633)	(105)

Loss for the year	(1,666)	(2,323)
Non-controlling interests	665	(349)
Preference share and other dividends	(124)	(935)

Loss attributable to ordinary and B shareholders	(1,125)	(3,607)

Basic loss per ordinary and B share from continuing operations	(0.5p)	(6.3p)

Basic loss per ordinary and B share from discontinued operations	-	(0.1p)

* Re-presented for the reclassification of the results attributable to other Consortium Members as discontinued operations.

RBS Group – Annual Results 2010

Condensed consolidated statement of comprehensive income
for the year ended 31 December 2010

	2010	2009
	£m	£m

Loss for the year	(1,666)	(2,323)

Other comprehensive income/(loss)
Available-for-sale financial assets (1)	(389)	2,016
Cash flow hedges	1,454	684
Currency translation	81	(3,300)
Actuarial gains/(losses) on defined benefit plans	158	(3,665)

Other comprehensive income/(loss) before tax	1,304	(4,265)
Tax (charge)/credit	(309)	430

Other comprehensive income/(loss) after tax	995	(3,835)

Total comprehensive loss for the year	(671)	(6,158)

Total comprehensive loss recognised in the statement of changes in equity is attributable as follows:
Non-controlling interests	(197)	(1,346)
Preference shareholders	105	878
Paid-in equity holders	19	57
Ordinary and B shareholders	(598)	(5,747)

	(671)	(6,158)

Note:
(1)	Analysis provided on page 181.

RBS Group – Annual Results 2010

Financial review

Operating loss
Operating loss before tax for the year was £399 million compared with a loss of £2,647 million in 2009.

Total income
Total income decreased 4% to £31,868 million in 2010.

Net interest income increased by 6% to £14,209 million.

Non-interest income decreased to £17,659 million from £19,638 million in 2009.

Operating expenses
Operating expenses increased to £18,228 million of which integration and restructuring costs were £1,032 million compared with £1,286 million in 2009.

Insurance net claims
Bancassurance and general insurance claims, after reinsurance, increased by 10% to £4,783 million.

Impairment losses
Impairment losses were £9,256 million, compared with £13,899 million in 2009.

Taxation
The tax charge for 2010 was £634 million compared with a tax credit of £429 million in 2009.

Earnings
Basic earnings per ordinary share including discontinued operations was a loss of 0.5p per share compared with a loss of 6.4p for 2009.

Capital
Capital ratios at 31 December 2010 were Core Tier 1 of 10.7%, Tier 1 of 12.9% and Total of 14.0%.

RBS Group – Annual Results 2010

Condensed consolidated balance sheet
at 31 December 2010

	2010	2009
	£m	£m

Assets
Cash and balances at central banks	57,014	52,261
Net loans and advances to banks	57,911	56,656
Reverse repurchase agreements and stock borrowing	42,607	35,097
Loans and advances to banks	100,518	91,753
Net loans and advances to customers	502,748	687,353
Reverse repurchase agreements and stock borrowing	52,512	41,040
Loans and advances to customers	555,260	728,393
Debt securities	217,480	267,254
Equity shares	22,198	19,528
Settlement balances	11,605	12,033
Derivatives	427,077	441,454
Intangible assets	14,448	17,847
Property, plant and equipment	16,543	19,397
Deferred tax	6,373	7,039
Prepayments, accrued income and other assets	12,576	20,985
Assets of disposal groups	12,484	18,542

Total assets	1,453,576	1,696,486

Liabilities
Bank deposits	66,051	104,138
Repurchase agreements and stock lending	32,739	38,006
Deposits by banks	98,790	142,144
Customer deposits	428,599	545,849
Repurchase agreements and stock lending	82,094	68,353
Customer accounts	510,693	614,202
Debt securities in issue	218,372	267,568
Settlement balances	10,991	10,413
Short positions	43,118	40,463
Derivatives	423,967	424,141
Accruals, deferred income and other liabilities	23,089	30,327
Retirement benefit liabilities	2,288	2,963
Deferred tax	2,142	2,811
Insurance liabilities	6,794	10,281
Subordinated liabilities	27,053	37,652
Liabilities of disposal groups	9,428	18,890

Total liabilities	1,376,725	1,601,855

Equity
Non-controlling interests	1,719	16,895
Owners’ equity*
Called up share capital	15,125	14,630
Reserves	60,007	63,106

Total equity	76,851	94,631

Total liabilities and equity	1,453,576	1,696,486

* Owners’ equity attributable to:
Ordinary and B shareholders	70,388	69,890
Other equity owners	4,744	7,846

	75,132	77,736

RBS Group – Annual Results 2010

Commentary on condensed consolidated balance sheet

Total assets of £1,453.6 billion at 31 December 2010 were down £242.9 billion, 14%, compared with 31 December 2009. This principally reflects the disposal of the RFS minority interest, the continuing planned disposal of Non-Core assets, together with a reduction in the level of debt securities and the mark-to-market value of derivatives.

Cash and balances at central banks were up £4.8 billion, 9%, to £57.0 billion principally due to an improvement in the Group's structural liquidity position during 2010.

Loans and advances to banks increased by £8.8 billion, 10%, to £100.5 billion. Adjusting for the disposal of the RFS minority interest, the increase was £16.6 billion, 20%. Reverse repurchase agreements and stock borrowing (‘reverse repos’) were up £7.5 billion, 21% to £42.6 billion and bank placings rose £9.1 billion, 19%, to £57.9 billion,  primarily as a result of the investment of surplus liquidity in short-term assets.

Loans and advances to customers decreased £173.1 billion, 24%, to £555.3 billion. Excluding the disposal of the RFS minority interest, lending to customers was down £40.4 billion, 7%. Within this, reverse repurchase agreements were up £11.5 billion, 28%, to £52.5 billion. Customer lending decreased by £51.9 billion to £502.7 billion or £48.9 billion before impairment provisions. This reflected planned reductions in Non-Core of £39.7 billion along with declines in Global Banking & Markets, £16.7 billion, US Retail & Commercial, £2.6 billion and Ulster Bank, £2.0 billion. These were partially offset by growth in UK Retail, £5.4 billion, Wealth, £2.4 billion and Global Transaction Services, £1.7 billion, together with the effect of exchange rate and other movements, £2.6 billion.

Debt securities were down £49.8 billion, 19%, to £217.5 billion, or £31.6 billion, 13%, adjusting for the disposal of the RFS minority interest, driven mainly by reductions in Global Banking & Markets.

The value of derivative assets were down £14.4 billion, 3%, to £427.1 billion, primarily reflecting a decrease in interest contracts, movements in five to ten year interest yields, and the combined effect of currency movements, with Sterling weakening against the dollar but strengthening against the Euro.

The reduction in assets and liabilities of disposal groups resulted from the completion of disposals of certain of the Group’s Asian and Latin American businesses, and substantially all of the RBS Sempra Commodities JV business.

Deposits by banks declined £43.4 billion, 31%, to £98.8 billion or £55.0 billion, 36% following the disposal of the RFS minority interest, with reduced inter-bank deposits, down £49.7 billion, 43%, to £65.9 billion and lower repurchase agreements and stock lending (‘repos’), down £5.3 billion, 14%, to £32.7 billion.

RBS Group – Annual Results 2010

Commentary on condensed consolidated balance sheet

Customer accounts decreased £103.5 billion, 17%, to £510.7 billion but were up £28.1 billion, 6%, excluding the disposal of the RFS minority interest. Within this, repos increased £13.7 billion, 20%, to £82.1 billion. Excluding repos, customer deposits were up £14.3 billion, 3%, to £428.6 billion, reflecting growth in UK Corporate, £12.2 billion, Global Transaction Services, £7.8 billion, UK Retail, £7.0 billion, Ulster Bank, £1.7 billion and Wealth, £0.8 billion, together with exchange rate and other movements of £3.0 billion. This was partially offset by decreases in Global Banking & Markets, £8.3 billion, US Retail & Commercial, £4.0 billion and Non-Core, £5.9 billion.

Debt securities in issue were down £49.2 billion, 18%, to £218.4 billion. Excluding the RFS minority interest disposal, they declined £28.0 billion, 11%, to £218.4 billion. Reductions in the level of certificates of deposit and commercial paper in Global Banking & Markets were partially offset by a programme of new term issuances totalling £38.4 billion.

Subordinated liabilities decreased by £10.6 billion, 28% to £27.1 billion or £4.5 billion, 14% excluding the disposal of the RFS minority interest. This reflected the redemption of £2.6 billion undated loan capital, debt preference shares and trust preferred securities under the liability management exercise completed in May, together with the conversion of £0.8 billion US dollar and Sterling preference shares and the redemption of £1.6 billion of other dated and undated loan capital, which were partially offset by the effect of exchange rate movements and other adjustments of £0.5 billion.

The Group’s non-controlling interests decreased by £15.2 billion, primarily reflecting the disposal of the RFS minority interest, £14.4 billion, the majority of the RBS Sempra Commodities JV business, £0.6 billion, and the life assurance business, £0.2 billion.

Owner’s equity decreased by £2.6 billion, 3%, to £75.1 billion. This was driven by the partial redemption of preference shares and paid in equity, £3.1 billion less related gains of £0.6 billion, the attributable loss for the period, £1.1 billion, together with an increase in own shares held of £0.7 billion and higher losses in available-for-sale reserves, £0.3 billion. Offsetting these reductions were the issue of £0.8 billion ordinary shares on conversion of the US dollar and Sterling non-cumulative preference shares classified as debt and exchange rate and other movements, £1.2 billion.

RBS Group – Annual Results 2010

Condensed consolidated statement of changes in equity
for the year ended 31 December 2010

	2010	2009
	£m	£m

Called-up share capital
At beginning of year	14,630	9,898
Ordinary shares issued	523	-
Ordinary shares issued in respect of placing and open offers	-	4,227
B shares issued	-	510
Preference shares redeemed	(1)	(5)
Cancellation of non-voting deferred shares	(27)	-

At end of year	15,125	14,630

Paid-in equity
At beginning of year	565	1,073
Securities redeemed	(132)	(308)
Transfer to retained earnings	(2)	(200)

At end of year	431	565

Share premium account
At beginning of year	23,523	27,471
Ordinary shares issued	281	-
Ordinary shares issued in respect of placing and open offer, net of £95 million expenses	-	1,047
Redemption of preference shares classified as debt	118	-
Preference shares redeemed	-	(4,995)

At end of year	23,922	23,523

Merger reserve
At beginning of year	25,522	10,881
Issue of B shares, net of £399 million expenses	-	24,591
Transfer to retained earnings	(12,250)	(9,950)

At end of year	13,272	25,522

Available-for-sale reserve
At beginning of year	(1,755)	(3,561)
Unrealised gains	179	1,202
Realised (gains)/losses	(519)	981
Tax	74	(377)
Recycled to profit or loss on disposal of businesses, net of £5 million tax	(16)	-

At end of year	(2,037)	(1,755)

Cash flow hedging reserve
At beginning of year	(252)	(876)
Amount recognised in equity	180	380
Amount transferred from equity to earnings	(59)	513
Tax	(67)	(269)
Recycled to profit or loss on disposal of businesses, net of £19 million tax	58	-

At end of year	(140)	(252)

RBS Group – Annual Results 2010

Condensed consolidated statement of changes in equity
for the year ended 31 December 2010 (continued)

	2010	2009
	£m	£m

Foreign exchange reserve
At beginning of year	4,528	6,385
Retranslation of net assets	997	(2,322)
Foreign currency (losses)/gains on hedges of net assets	(458)	456
Tax	63	9
Recycled to profit or loss on disposal of businesses	8	-

At end of year	5,138	4,528

Capital redemption reserve
At beginning of year	170	170
Preference shares redeemed	1	-
Cancellation of non-voting deferred shares	27	-

At end of year	198	170

Contingent capital reserve
At beginning of year	(1,208)	-
Contingent capital agreement - consideration payable	-	(1,208)

At end of year	(1,208)	(1,208)

Retained earnings
At beginning of year	12,134	7,542
Loss attributable to ordinary and B shareholders and other equity owners
- continuing operations	(973)	(2,600)
- discontinued operations	(28)	(72)
Equity preference dividends paid	(105)	(878)
Paid-in equity dividends paid, net of tax	(19)	(57)
Transfer from paid-in equity
- gross	2	200
- tax	(1)	-
Equity owners gain on withdrawal of non-controlling interests
- gross	40	629
- tax	(11)	(176)
Redemption of equity preference shares	(2,968)	-
Gain on redemption of equity preference shares	609	-
Redemption of preference shares classified as debt	(118)	-
Transfer from merger reserve	12,250	9,950
Actuarial gains/(losses) recognised in retirement benefit schemes
- gross	158	(3,756)
- tax	(71)	1,043
Purchase of non-controlling interests	(38)	-
Net cost of shares bought and used to satisfy share-based payments	(13)	(16)
Share-based payments
- gross	385	325
- tax	6	-

At end of year	21,239	12,134

Own shares held
At beginning of year	(121)	(104)
Shares purchased	(700)	(33)
Shares issued under employee share schemes	13	16

At end of year	(808)	(121)

Equity owners at end of year	75,132	77,736

RBS Group – Annual Results 2010

Condensed consolidated statement of changes in equity
for the year ended 31 December 2010 (continued)

	2010	2009
	£m	£m

Non-controlling interests
At beginning of year	16,895	21,619
Currency translation adjustments and other movements	(466)	(1,434)
(Loss)/profit attributable to non-controlling interests
- continuing operations	(60)	382
- discontinued operations	(605)	(33)
Dividends paid	(4,200)	(313)
Movements in available-for-sale securities
- unrealised (losses)/gains	(56)	299
- realised losses/(gains)	37	(466)
- tax	5	(36)
- recycled to profit or loss on disposal of discontinued operations, net of £2 million tax	(7)	-
Movements in cash flow hedging reserves
- amount recognised in equity	(120)	(209)
- tax	39	59
- recycled to profit or loss on disposal of discontinued operations, net of £340 million tax	1,036	-
Actuarial gains recognised in retirement benefit schemes
- gross	-	91
- tax	-	1
Equity raised	559	9
Equity withdrawn and disposals	(11,298)	(2,445)
Transfer to retained earnings	(40)	(629)

At end of year	1,719	16,895

Total equity at end of year	76,851	94,631

Total comprehensive loss recognised in the statement of changes in equity is attributable as follows:
Non-controlling interests	(197)	(1,346)
Preference shareholders	105	878
Paid-in equity holders	19	57
Ordinary and B shareholders	(598)	(5,747)

	(671)	(6,158)

RBS Group – Annual Results 2010

Condensed consolidated cash flow statement
for the year ended 31 December 2010

	2010	2009
	£m	£m

Operating activities
Operating loss before tax	(399)	(2,647)
Operating loss before tax on discontinued operations	(541)	(49)
Adjustments for non-cash items	2,571	18,387

Net cash inflow from trading activities	1,631	15,691
Changes in operating assets and liabilities	17,095	(15,964)

Net cash flows from operating activities before tax	18,726	(273)
Income taxes received/(paid)	565	(719)

Net cash flows from operating activities	19,291	(992)

Net cash flows from investing activities	3,351	54

Net cash flows from financing activities	(14,380)	18,791

Effects of exchange rate changes on cash and cash equivalents	82	(8,592)

Net increase in cash and cash equivalents	8,344	9,261
Cash and cash equivalents at beginning of year	144,186	134,925

Cash and cash equivalents at end of year	152,530	144,186

RBS Group – Annual Results 2010

Notes on statutory results

1. Basis of preparation
Having reviewed the Group’s forecasts, projections and other relevant evidence, the directors have a reasonable expectation that the Group will continue in operational existence for the foreseeable future. Accordingly, the results for the year ended 31 December 2010 have been prepared on a going concern basis.

2. Accounting policies
The annual accounts are prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) of the IASB as adopted by the European Union (EU) (together IFRS). The EU has not adopted the complete text of IAS 39 ‘Financial Instruments: Recognition and Measurement'; it has relaxed some of the standard's hedging requirements. The Group has not taken advantage of this relaxation and has adopted IAS 39 as issued by the IASB: the Group's Financial Statements are prepared in accordance with IFRS as issued by the IASB.

The Group has adopted the revised IFRS 3 ‘Business Combinations’ and related revisions to IAS 27 ‘Consolidated and Separate Financial Statements’ issued in January 2008 and also IFRIC 17 ‘Distributions of Non-cash Assets to Owners’ and the IASB’s consequential amendments to IFRS 5 ‘Non-Current Assets Held for Sale and Discontinued Operations’ issued in December 2008. They apply to transactions on or after 1 January 2010 and have not resulted in the restatement of previously published financial information. There have been no material acquisitions in the year. In accordance with IFRS 5, before and after the amendment, the Dutch retail and other banking businesses that were transferred to the Dutch State on 1 April 2010 have been recognised as discontinued operations with consequent changes to the presentation of comparative financial information.

There are a number of other changes to IFRS that were effective from 1 January 2010. They have had no material effect on the Group’s financial statements: April 2009 Annual Improvements to IFRS - making non-urgent but necessary amendments to standards, primarily to remove inconsistencies and to clarify wording; and IAS 39 ‘Financial Instruments: Recognition and Measurement - limited changes to IAS 39’ issued in July 2008 clarified that (a) a one-sided risk can be designated as a hedged risk i.e. an option can be used to hedge a risk above or below a specified threshold and (b) inflation can be a hedged risk but only if the cash flows include a specified inflation portion.

RBS Group – Annual Results 2010

Notes on statutory results (continued)

3. Analysis of income, expenses and impairment losses
	2010	2009
	£m	£m

Loans and advances to customers	18,889	21,356
Loans and advances to banks	591	830
Debt securities	3,296	4,125

Interest receivable	22,776	26,311

Customer accounts	3,721	4,761
Deposits by banks	1,333	2,898
Debt securities in issue	3,277	4,482
Subordinated liabilities	417	1,291
Internal funding of trading businesses	(181)	(509)

Interest payable	8,567	12,923

Net interest income	14,209	13,388

Fees and commissions receivable	8,193	8,738
Fees and commissions payable
- banking	(1,892)	(2,351)
- insurance related	(319)	(439)

Net fees and commissions	5,982	5,948

Foreign exchange	1,491	2,340
Interest rate	1,862	3,883
Credit	41	(4,147)
Other	1,123	1,685

Income from trading activities	4,517	3,761

Gain on redemption of own debt (1)	553	3,790

Operating lease and other rental income	1,394	1,323
Changes in the fair value of own debt	249	51
Changes in the fair value of securities and other financial assets and liabilities	(180)	42
Changes in the fair value of investment properties	(405)	(117)
Profit on sale of securities	496	162
Profit on sale of property, plant and equipment	50	40
Profit/(loss) on sale of subsidiaries and associates	(107)	(144)
Life business profits	90	156
Dividend income	69	78
Share of profits less losses of associated entities	70	(268)
Other income	(247)	(450)

Other operating income	1,479	873

Non-interest income (excluding insurance net premium income)	12,531	14,372

Insurance net premium income	5,128	5,266

Total non-interest income	17,659	19,638

Total income	31,868	33,026

Note:
(1)
In May 2010, the Group redeemed certain subordinated debt securities and equity preference shares in exchange for cash or senior debt. The exchanges involving instruments classified as liabilities all met the criteria in IFRS for treatment as the extinguishment of the original liability and the recognition of a new financial liability. Gains on these exchanges and on the redemption of securities classified as liabilities for cash, totalling £553 million were credited to profit or loss.  No amounts have been recognised in profit or loss in relation to the redemption of securities classified as equity in the Group financial statements. The difference between the consideration and the carrying value for these securities amounting to £651 million has been recorded in equity. A similar series of exchange and tender offers concluded in April 2009 resulting in a gain of £3,790 million and £829 million being recorded in equity.

RBS Group – Annual Results 2010

Notes on statutory results (continued)

3. Analysis of income, expenses and impairment losses (continued)

	2010	2009
	£m	£m

Staff costs
- wages, salaries and other staff costs	8,332	8,368
- bonus tax	99	208
- social security costs	671	675
- pension costs - gains on pensions curtailment	(78)	(2,148)
- pension costs - other	647	742
	9,671	7,845
Premises and equipment	2,402	2,594
Other	3,995	4,449

Administrative expenses	16,068	14,888
Depreciation and amortisation	2,150	2,166
Write-down of goodwill and other intangible assets	10	363

Operating expenses*	18,228	17,417

General insurance	4,698	4,223
Bancassurance	85	134

Insurance net claims	4,783	4,357

Loan impairment losses	9,144	13,090
Securities impairment losses	112	809

Impairment losses	9,256	13,899

*Operating expenses include

Integration and restructuring costs
- administrative expenses	1,012	1,268
- depreciation and amortisation	20	18

	1,032	1,286
Amortisation of purchased intangible assets	369	272

	1,401	1,558

RBS Group – Annual Results 2010

Notes on statutory results (continued)

4. Pensions

	2010	2009
Pension costs (excluding curtailment gains)	£m	£m

Defined benefit schemes	462	638
Defined contribution schemes	107	104

	569	742

Pension costs for the year ended 31 December 2010 amounted to £569 million (2009 - £742 million excluding curtailment gains), net of a £78 million gain in US Retail & Commercial associated with changes to its defined benefit pension plan. Defined benefit schemes charges are based on the actuarially determined pension cost rates at 31 December 2009.

Curtailment gains of £2,148 million were recognised in 2009 arising from changes to pension benefits in the main UK scheme and certain other subsidiaries schemes due to the capping of future salary increases that will count for pension purposes to the lower of 2% or the rate of inflation in any year.

	2010	2009
Net pension deficit/(surplus)	£m	£m

At 1 January	2,905	1,996
Currency translation and other adjustments	-	(114)
Income statement
- Pension cost: continuing operations	519	638
discontinued operations	21	21
- Curtailment gains: continuing operations	(78)	(2,148)
Net actuarial (gains)/losses	(158)	3,665
Contributions by employer	(832)	(1,153)
Disposal of RFS minority interest	(194)	-

At 31 December	2,183	2,905

Net assets of schemes in surplus	(105)	(58)
Net liabilities of schemes in deficit	2,288	2,963

The most recent funding valuation of the main UK scheme was 31 March 2007. A funding valuation of the Main UK scheme at 31 March 2010 is currently in progress. The scheme trustees and the Group are in discussion on this valuation and the level of contributions to be paid by the Group and expect to reach agreement by 30 June 2011. The Group expects that in addition to estimated contributions of £300 - £350 million for future accrual of benefits, it will make additional contributions, as yet unquantified, in 2011 and subsequent years to improve the funding position of the scheme.

RBS Group – Annual Results 2010

Notes on statutory results (continued)

5. Loan impairment provisions
Operating profit/(loss) is stated after charging loan impairment losses of £9,144 million (2009 - £13,090 million). The balance sheet loan impairment provisions increased in the year ended 31 December 2010 from £17,283 million to £18,182 million and the movements thereon were:

	2010	2009
	£m	£m

At beginning of year	17,283	11,016
Transfers to disposal groups	(72)	(324)
Currency translation and other adjustments	43	(530)
Disposals	(2,172)	(65)
Amounts written-off	(6,042)	(6,939)
Recoveries of amounts previously written-off	411	399
Charge to income statement
- continuing operations	9,144	13,090
- discontinued operations	42	1,044
Unwind of discount	(455)	(408)

At end of year	18,182	17,283

The provision at 31 December 2010 includes £127 million (2009 - £157 million) in respect of loans and advances to banks. The charge to the income statement in the table above excludes £112 million (2009 - £809 million) relating to securities.

6. Tax
The (charge)/credit for tax differs from the tax credit computed by applying the standard UK corporation tax rate of 28% as follows:

	2010	2009
	£m	£m

Loss before tax from continuing operations	(399)	(2,647)

Expected tax credit	112	741
Non-deductible goodwill impairment	(3)	(102)
Unrecognised timing differences	11	274
Items not allowed for tax
- losses on strategic disposals and write-downs	(311)	(152)
- other	(328)	(356)
Non-taxable items
- gain on sale of Global Merchant Services	221	-
- gain on redemption of own debt	11	693
- other	341	410
Taxable foreign exchange movements	4	1
Foreign profits taxed at other rates	(517)	(276)
UK tax rate change – deferred tax impact	(82)	-
Losses in year where no deferred tax asset recognised	(450)	(780)
Losses brought forward and utilised	2	94
Adjustments in respect of prior years	355	(118)

Actual tax (charge)/credit	(634)	429

RBS Group – Annual Results 2010

Notes on statutory results (continued)

7. (Loss)/profit attributable to non-controlling interests

	2010	2009
	£m	£m

Trust preferred securities	10	39
Investment in Bank of China	-	359
RBS Sempra Commodities JV	35	234
ABN AMRO
- RFS minority interest	(726)	(299)
- Other	(2)	4
RBS Life Holdings Ltd	26	26
Other	(8)	(14)

(Loss)/profit attributable to non-controlling interests	(665)	349

8. Profit attributable to preference shareholders and paid-in equity holders

	2010	2009
	£m	£m

Preference shareholders
Non-cumulative preference shares of US$0.01	105	342
Non-cumulative preference shares of €0.01	-	201
Non-cumulative preference shares of £1
- issued to UK Financial Investments Limited (1)	-	274
- other	-	61

Paid-in equity holders
Interest on securities classified as equity, net of tax	19	57

	124	935

Note:
(1)	Includes £50 million redemption premium on repayment of preference shares.

9. Dividends
The Group has undertaken that, unless otherwise agreed with the European Commission, neither the company nor any of its direct or indirect subsidiaries (other than companies in the RBS Holdings N.V. group, which are subject to different restrictions) will pay external investors any dividends or coupons on existing hybrid capital instruments (including preference shares, B shares and upper and lower tier 2 instruments) from 30 April 2010 for a period of two years thereafter ("the Deferral Period"), or exercise any call rights in relation to these capital instruments between 24 November 2009 and the end of the Deferral Period, unless there is a legal obligation to do so.

RBS Group – Annual Results 2010

Notes on statutory results (continued)

10. Earnings per ordinary and B share
Earnings per ordinary and B share have been calculated based on the following:

	2010	2009
	£m	£m

Earnings
Loss from continuing operations attributable to ordinary and B shareholders	(1,097)	(3,535)
Gain on redemption of preference shares and paid-in equity	610	200

Adjusted loss from continuing operations attributable to ordinary and B shareholders	(487)	(3,335)

Loss from discontinued operations attributable to ordinary and B shareholders	(28)	(72)

Number of shares (millions)
Ordinary shares in issue during the year	56,245	51,494
B shares in issue during the year	51,000	1,397

Weighted average number of ordinary and B shares in issue during the year	107,245	52,891

Basic loss per ordinary and B share from continuing operations	(0.5p)	(6.3p)

Diluted loss per ordinary and B share from continuing operations	(0.5p)	(6.3p)

Basic loss per ordinary and B share from discontinued operations	-	(0.1p)
	-
Diluted loss per ordinary and B share from discontinued operations	-	(0.1p)

Following reconsideration of the terms of the B share subscription agreement with HM Treasury, it is no longer treated as dilutive. The comparative amount for the year ended 31 December 2009 has been restated.

11. Segmental analysis
There have been no significant changes in the Group’s divisions during the year. Total revenue, operating profit/(loss) before tax and total assets by division are shown in the tables below.
	2010			2009
	External	Inter segment	Total	External	Inter segment	Total
Total revenue	£m	£m	£m	£m	£m	£m

UK Retail	6,998	401	7,399	7,156	599	7,755
UK Corporate	4,347	132	4,479	4,563	118	4,681
Wealth	957	617	1,574	813	820	1,633
Global Transaction Services	2,850	85	2,935	2,923	60	2,983
Ulster Bank	1,386	134	1,520	1,604	104	1,708
US Retail & Commercial	3,660	286	3,946	4,080	378	4,458
Global Banking & Markets	9,999	7,195	17,194	13,805	9,142	22,947
RBS Insurance	4,918	10	4,928	5,018	19	5,037
Central items	2,953	8,549	11,502	2,057	10,825	12,882

Core	38,068	17,409	55,477	42,019	22,065	64,084
Non-Core	5,622	1,051	6,673	3,358	1,292	4,650

	43,690	18,460	62,150	45,377	23,357	68,734
Reconciling items
RFS Holdings minority interest	(141)	-	(141)	(155)	-	(155)
Fair value of own debt	174	-	174	(142)		(142)
Gain on redemption of own debt	553	-	553	3,790	-	3,790
Strategic disposals	171	-	171	132	-	132
Asset Protection Scheme	(1,550)	-	(1,550)	-	-	-
Eliminations	-	(18,460)	(18,460)	-	(23,357)	(23,357)

	42,897	-	42,897	49,002	-	49,002

Notes on statutory results (continued)

11. Segmental analysis (continued)
	2010	2009
	£m	£m

Operating profit/(loss) before tax
UK Retail	1,372	229
UK Corporate	1,463	1,125
Wealth	304	420
Global Transaction Services	1,088	973
Ulster Bank	(761)	(368)
US Retail & Commercial	306	(113)
Global Banking & Markets	3,364	5,758
RBS Insurance	(295)	58
Central items	577	385

Core	7,418	8,467
Non-Core	(5,505)	(14,557)

	1,913	(6,090)

Reconciling items
RFS Holdings minority interest	(150)	(356)
Fair value of own debt	174	(142)
Amortisation of purchased intangible assets	(369)	(272)
Integration and restructuring costs	(1,032)	(1,286)
Gain on redemption of own debt	553	3,790
Strategic disposals	171	132
Bonus tax	(99)	(208)
Asset Protection Scheme credit default swap - fair value changes	(1,550)	-
Gains on pensions curtailment	-	2,148
Write-down of goodwill and other intangible assets	(10)	(363)

	(399)	(2,647)

	2010	2009
	£m	£m

Total assets
UK Retail	111,793	110,987
UK Corporate	114,550	114,854
Wealth	21,073	17,952
Global Transaction Services	25,221	18,380
Ulster Bank	40,081	44,021
US Retail & Commercial	71,173	75,369
Global Banking & Markets	802,578	826,054
RBS Insurance	12,555	11,973
Central items	99,728	82,041

Core	1,298,752	1,301,631
Non-Core	153,882	220,850

	1,452,634	1,522,481
Reconciling item
RFS Holdings minority interest	942	174,005

	1,453,576	1,696,486

RBS Group – Annual Results 2010

Notes on statutory results (continued)

12. Discontinued operations and assets and liabilities of disposal groups

Profit/(loss) from discontinued operations, net of tax
	2010	2009
	£m	£m

Discontinued operations
Total income	1,433	5,664
Operating expenses	(803)	(4,061)
Insurance net claims	(161)	(500)
Impairment losses	(42)	(1,051)

Profit before tax	427	52
Gain on disposal before recycling of reserves	113	-
Recycled reserves	(1,076)	-

Operating (loss)/profit before tax	(536)	52
Tax on profit	(92)	(58)

Loss after tax	(628)	(6)

Businesses acquired exclusively with a view to disposal
Loss after tax	(5)	(99)

Loss from discontinued operations, net of tax	(633)	(105)

Discontinued operations reflect the results of the State of the Netherlands and Santander in RFS Holdings B.V. following the legal separation of ABN AMRO Bank N.V. on 1 April 2010. Consortium Members’ results are classified as discontinued operations and 2009 has been presented accordingly.

RBS Group – Annual Results 2010

Notes on statutory results (continued)

12. Discontinued operations and assets and liabilities of disposal groups (continued)

	2010
	Sempra	Other	Total	2009
	£m	£m	£m	£m

Assets of disposal groups
Cash and balances at central banks	-	184	184	129
Loans and advances to banks	629	22	651	388
Loans and advances to customers	440	4,573	5,013	3,216
Debt securities and equity shares	17	3	20	904
Derivatives	4,768	380	5,148	6,361
Intangible assets	-	-	-	238
Settlement balances	555	-	555	1,579
Property, plant and equipment	18	-	18	136
Other assets	260	444	704	5,417

Discontinued operations and other disposal groups	6,687	5,606	12,293	18,368
Assets acquired exclusively with a view to disposal	-	191	191	174

	6,687	5,797	12,484	18,542

Liabilities of disposal groups
Deposits by banks	266	-	266	618
Customer accounts	352	1,915	2,267	8,907
Derivatives	5,021	21	5,042	6,683
Settlement balances	907	-	907	950
Subordinated liabilities	-	-	-	6
Other liabilities	393	532	925	1,675

Discontinued operations and other disposal groups	6,939	2,468	9,407	18,839
Liabilities acquired exclusively with a view to disposal	-	21	21	51

	6,939	2,489	9,428	18,890

To comply with EC State Aid requirements, the Group has agreed to make a series of divestments within four years from December 2009. During 2010, the Group successfully completed the disposal of 80.01% of the GMS business and substantially all of the RBS Sempra Commodities JV. Certain contracts of the RBS Sempra Commodities JV business were sold in risk transfer transactions prior to being novated to the purchaser and they comprise substantially all of its residual assets and liabilities. RBS Sempra Commodities JV was the only significant such divestment that met the criteria for classification as a disposal group at 31 December 2010.

The other assets and liabilities classified as disposal groups include the project finance assets to be sold to The Bank of Tokyo-Mitsubishi UFJ, Ltd, and certain non-core interests in Latin America, Europe and the Middle East.

RBS Group – Annual Results 2010

Notes on statutory results (continued)

13. Financial instruments

Classification
The following tables analyse the Group’s financial assets and liabilities in accordance with the categories of financial instruments in IAS 39: held-for-trading (HFT), designated as at fair value (DFV), available-for-sale (AFS), loans and receivables (LAR) and other financial instruments. Assets and liabilities outside the scope of IAS 39 are shown separately.

	HFT	DFV	Hedging derivatives	AFS	LAR	Finance leases	Non financial assets/ liabilities	Group before RFS MI	RFS MI	Total
31 December 2010	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	-	-		-	57,014			57,014	-	57,014
Loans and advances to banks
- reverse repos	38,215	-		-	4,392			42,607	-	42,607
- other	26,082	-		-	31,827			57,909	2	57,911
Loans and advances to customers
- reverse repos	41,110	-		-	11,402			52,512	-	52,512
- other	19,903	1,100		-	471,308	10,437		502,748	-	502,748
Debt securities	98,869	402		111,130	7,079			217,480	-	217,480
Equity shares	19,186	1,013		1,999	-			22,198	-	22,198
Settlement balances	-	-		-	11,605			11,605	-	11,605
Derivatives (1)	421,648	-	5,429	-	-			427,077	-	427,077
Intangible assets							14,448	14,448	-	14,448
Property, plant and equipment							16,543	16,543	-	16,543
Deferred tax							6,373	6,373	-	6,373
Prepayments, accrued income and other assets	-	-		-	1,306	-	11,262	12,568	8	12,576
Assets of disposal groups					-		11,552	11,552	932	12,484

Group before RFS MI	665,013	2,515	5,429	113,129	595,933	10,437	60,178	1,452,634
RFS MI (2)	-	-	-	-	2	-	940		942

	665,013	2,515	5,429	113,129	595,935	10,437	61,118			1,453,576

For notes to this table refer to page 166.

RBS Group – Annual Results 2010

Notes on statutory results (continued)

13. Financial instruments (continued)

Classification (continued)
	HFT	DFV	Hedging derivatives	Other financial instruments (amortised cost)	Finance leases	Non financial assets/ liabilities	Group before RFS MI	RFS MI	Total
31 December 2010	£m	£m	£m	£m	£m	£m	£m	£m	£m

Liabilities
Deposits by banks
- repos	20,585	-		12,154			32,739	-	32,739
- other	28,216	-		37,721			65,937	114	66,051
Customer accounts
- repos	53,031	-		29,063			82,094	-	82,094
- other	14,357	4,824		409,418			428,599	-	428,599
Debt securities in issue	7,730	43,488		167,154			218,372	-	218,372
Settlement balances	-	-		10,991			10,991	-	10,991
Short positions	43,118	-		-			43,118	-	43,118
Derivatives (1)	419,103	-	4,864	-			423,967	-	423,967
Accruals, deferred income and other liabilities	-	-		1,793	458	20,824	23,075	14	23,089
Retirement benefit liabilities				-		2,288	2,288		2,288
Deferred tax				-		2,111	2,111	31	2,142
Insurance liabilities				-		6,794	6,794	-	6,794
Subordinated liabilities		1,129		25,924		-	27,053	-	27,053
Liabilities of disposal groups				-		8,940	8,940	488	9,428

Group before RFS MI	586,140	49,441	4,864	694,218	458	40,957	1,376,078
RFS MI (2)	-	-	-	114	-	533		647

Total liabilities	586,140	49,441	4,864	694,332	458	41,490			1,376,725

Equity									76,851

									1,453,576

For notes to this table refer to page 166.

RBS Group – Annual Results 2010

Notes to statutory results (continued)

13. Financial instruments (continued)

Classification (continued)
	HFT	DFV	AFS	LAR	Finance leases	Non Financial assets/ liabilities	Group before RFS MI	RFS MI	Group
31 December 2009	£m	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	-	-	-	51,548			51,548	713	52,261
Loans and advances to banks
- reverse repos	26,886	-	-	8,211			35,097	-	35,097
- other	18,563	-	-	30,214			48,777	7,879	56,656
Loans and advances to customers
- reverse repos	26,313	-	-	14,727			41,040	-	41,040
- other	15,371	1,981	-	524,204	13,098		554,654	132,699	687,353
Debt securities	111,413	2,429	125,382	9,871			249,095	18,159	267,254
Equity shares	11,318	2,083	2,559	-			15,960	3,568	19,528
Settlement balances	-	-	-	12,024			12,024	9	12,033
Derivatives (1)	438,199	-	-	-			438,199	3,255	441,454
Intangible assets						14,786	14,786	3,061	17,847
Property, plant and equipment						17,773	17,773	1,624	19,397
Deferred tax						6,492	6,492	547	7,039
Prepayments, accrued income and other assets	-	-	-	1,421		17,183	18,604	2,381	20,985
Assets of disposal groups				-		18,432	18,432	110	18,542

Group before RFS MI	648,063	6,493	127,941	652,220	13,098	74,666	1,522,481
RFS MI (2)	7,042	283	18,250	140,707	-	7,723		174,005

	655,105	6,776	146,191	792,927	13,098	82,389			1,696,486

For notes to this table refer to page 166.

RBS Group – Annual Results 2010

Notes to statutory results (continued)

13. Financial instruments (continued)

Classification (continued)
	HFT	DFV	Other financial instruments	Finance leases	Non financial assets/ liabilities	Group before RFS MI	RFS MI	Group
31 December 2009	£m	£m	£m	£m	£m	£m	£m	£m

Liabilities
Deposits by banks
- other	32,647	-	82,995			115,642	(11,504)	104,138
- repos	20,962	-	17,044			38,006	-	38,006
Customer accounts
- other	11,217	5,256	397,778			414,251	131,598	545,849
- repos	41,520	-	26,833			68,353	-	68,353
Debt securities in issue	3,925	41,444	200,960			246,329	21,239	267,568
Settlement balances	-	-	10,412			10,412	1	10,413
Short positions	40,463	-	-			40,463	-	40,463
Derivatives (1)	421,534	-	-			421,534	2,607	424,141
Accruals, deferred income and other liabilities	-	-	1,889	466	22,269	24,624	5,703	30,327
Retirement benefit liabilities			-		2,715	2,715	248	2,963
Deferred tax			-		2,161	2,161	650	2,811
Insurance liabilities			-		7,633	7,633	2,648	10,281
Subordinated liabilities		1,277	30,261		-	31,538	6,114	37,652
Liabilities of disposal groups			-		18,857	18,857	33	18,890

Group before RFS MI	572,268	47,977	768,172	466	53,635	1,442,518
RFS MI (2)	2,738	3,417	143,901	-	9,281		159,337

	575,006	51,394	912,072	466	62,916			1,601,855

Equity								94,631

								1,696,486

Notes:
(1)	HFT derivatives include hedging derivatives.
(2)	RFS MI comprises the following financial instruments at 31 December 2010:
(a)
There were no HFT assets or liabilities at 31 December 2010 (31 December 2009 - HFT assets of £7,042 million comprised loans to customers - £593 million, debt securities - £69 million, equity shares - £3,125 million and derivatives - £3,255 million; HFT liabilities of £2,738 million comprised customer accounts - £131 million, and derivatives - £2,607 million);

(b)
There were no DFV assets or liabilities at 31 December 2010 (31 December 2009 - DFV assets of £283 million comprised; debt securities of £174 million, equity shares - £109 million; DFV liabilities of £3,417 million comprised customer accounts - £3,324 million, debt securities in issue - £93 million);

(c) There were no AFS assets at 31 December 2010 (31 December 2009 - AFS assets of £18,250 million comprised debt securities - £17,916 million and equity shares - £334 million);
(d)
Loans and receivables of £2 million all within the loans and advances to banks category at 31 December 2010 (31 December 2009 - £140,969 million comprised cash and balances at central banks - £713 million; loans and advances to banks - £7,879 million, loans and advances to customers - £132,106 million; settlement balances - £9 million); and

(e)
Amortised cost liabilities of £114 million all within the deposits by banks category at 31 December 2010 (31 December 2009 - £143,901 million comprised deposits by banks - £(11,504) million, customer accounts - £128,143 million, debt securities in issue - £21,146 million, settlement balances - £1 million, accruals, deferred income and other liabilities - £1 million, subordinated liabilities - £6,114 million).

RBS Group – Annual Results 2010

Notes to statutory results (continued)

13. Financial instruments (continued)

Reclassification
As permitted by IAS 39 as amended, the Group reclassified certain financial assets from the HFT and AFS categories into the LAR category and from the HFT category into the AFS category in 2008 and 2009. There were no reclassifications in the year ended 31 December 2010. The following tables detail the effect of the reclassifications and the balance sheet values of the assets.

Year ended 31 December 2010
Reduction in profit as a result of reclassifications	£m

From HFT to:
AFS	280
LAR	796

1,076

	31 December 2010		31 December 2009
	Carrying value	Fair value	Carrying value	Fair value
	£m	£m	£m	£m

From HFT to:
AFS	6,447	6,447	7,629	7,629
LAR	8,908	7,549	12,933	10,644

	15,355	13,996	20,562	18,273
From AFS to:
LAR	422	380	869	745

	15,777	14,376	21,431	19,018

During the year ended 31 December 2010, the balance sheet value of reclassified assets decreased by £5.7 billion, primarily due to disposals and repayments across a range of securities and loans.

For assets reclassified from HFT to AFS, net unrealised losses recorded in equity at 31 December 2010 were £0.3 billion (31 December 2009 - £0.6 billion).

RBS Group – Annual Results 2010

Notes to statutory results (continued)

13. Financial instruments (continued)

Financial instruments carried at fair value
Detailed explanations of the valuation techniques are set out in the Group’s 2010 Annual Report and Accounts. There has been no change to the Group’s valuation techniques except for:

Derivative discounting
The market convention for some derivative products has moved to pricing collateralised derivatives using the overnight indexed swap (OIS) curve, which reflects the interest rate typically paid on cash collateral. In order to reflect observed market practice the Group’s valuation approach for the substantial portion of its collateralised derivatives was amended to use OIS. Previously the Group had discounted these collateralised derivatives at LIBOR. The rate for discounting of uncollateralised derivatives was also changed in line with observable market pricing. This change resulted in a net increase in income from trading activities of £127 million for 2010.

Certain aspects relating to the valuation of financial instruments carried at fair value are discussed below.

Valuation reserves
When valuing financial instruments in the trading book, adjustments are made to mid-market valuations to cover bid-offer spread, liquidity and credit risk.

The table below shows the valuation reserves and adjustments.

	31 December 2010	31 December 2009
	£m	£m

Credit valuation adjustments
Monoline insurers	2,443	3,796
Credit derivative product companies	490	499
Other counterparties	1,714	1,588

	4,647	5,883

Bid-offer and liquidity reserves	2,797	2,814

	7,444	8,697

Credit valuation adjustments (CVA) represent an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk inherent in counterparty derivative exposures. CVA is discussed in Other risk exposures included within Appendix 3.

RBS Group – Annual Results 2010

Notes to statutory results (continued)

13. Financial instruments (continued)

Financial instruments carried at fair value (continued)

Bid-offer and liquidity reserves
Fair value positions are adjusted to bid or offer levels, by marking individual cash based positions directly to bid or offer or by taking bid-offer reserves calculated on a portfolio basis for derivatives exposures.

The bid-offer approach is based on current market spreads and standard market bucketing of risk. Risk data are used as the primary sources of information within bid-offer calculations and are aggregated when they are more granular than market standard buckets.

Bid-offer adjustments for each risk factor are determined by aggregating similar risk exposures arising on different products. Additional basis bid-offer reserves are taken where these are charged in the market. Risk associated with non identical underlying exposures is not netted down unless there is evidence that the cost of closing the combined risk exposure is less than the cost of closing on an individual basis.

Bid-offer spreads vary by maturity and risk type to reflect different spreads in the market. For positions where there is no observable quote, the bid-offer spreads are widened in comparison to proxies to reflect reduced liquidity or observability. Bid-offer methodologies also incorporate liquidity triggers whereby wider spreads are applied to risks above pre-defined thresholds.

Netting is applied across risk buckets where there is market evidence to support this. For example calendar netting and cross strike netting effects are taken into account where such trades occur regularly within the market. Netting will also apply where long and short risk in two different risk buckets can be closed out in a single market transaction at less cost than by way of two separate transactions (closing out the individual bucketed risk in isolation).

Vanilla risk on exotic products is typically reserved as part of the overall portfolio based calculation e.g. delta and vega risk is included within the delta and vega bid-offer calculations. Aggregation of risk arising from different models is in line with the Group's risk management practices; the model review control process considers the appropriateness of model selection in this respect.

Product related risks such as correlation risk attract specific bid-offer reserves. Additional reserves are provided for exotic products to ensure overall reserves match market close-out costs. These market close-out costs inherently incorporate risk decay and cross-effects which are unlikely to be adequately reflected in the static hedge based on vanilla instruments.

Where there is limited bid-offer information for a product a conservative approach is taken, taking into account pricing approach and risk management strategy.

RBS Group – Annual Results 2010

Notes to statutory results (continued)

13. Financial instruments (continued)

Financial instruments carried at fair value (continued)

Own credit
The Group takes into account the effect of its own credit standing when valuing financial liabilities recorded at fair value, in accordance with IFRS. The categories of financial liabilities on which own credit spread adjustments are made are issued debt, including issued structured notes, and derivatives. An own credit adjustment is applied to positions where it is believed that counterparties would consider the Group’s creditworthiness when pricing trades.

For issued debt and structured notes, this adjustment is based on independent quotes from market participants for the debt issuance spreads above average inter-bank rates, (at a range of tenors) which the market would demand when purchasing new senior or subordinated debt issuances from the Group. Where necessary, these quotes are interpolated using a curve shape derived from credit default swap prices.

The fair value of the Group's derivative financial liabilities has also been adjusted to reflect the Group's own credit risk. The adjustment takes into account collateral posted by the Group and the effects of master netting agreements.

The own credit adjustment does not alter cash flows, is not used for performance management, is disregarded for regulatory capital reporting processes and will reverse over time as the liabilities mature.

The reserve movement between periods will not equate to the reported profit or loss for own credit. The balance sheet reserves are stated by the conversion of underlying currency balances at spot rates for each period, however the income statement includes intra-period foreign exchange sell-offs.

The effect of change in credit spreads could reverse in future periods provided the liability is not repaid at a premium or a discount.

	Debt securities in issue £m	Subordinated liabilities £m	Total £m	Derivatives £m	Total £m
Cumulative own credit adjustment

31 December 2010	2,091	325	2,416	534	2,950
31 December 2009	1,857	474	2,331	467	2,798

Carrying values of underlying liabilities	£bn	£bn	£bn

31 December 2010	51.2	1.1	52.3
31 December 2009	45.5	1.3	46.8

RBS Group – Annual Results 2010

Notes to statutory results (continued)

13. Financial instruments (continued)

Valuation hierarchy

	31 December 2010				31 December 2009
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Loans and advances to banks
- reverse repos	-	38.2	-	38.2	-	26.9	-	26.9
- collateral	-	25.1	-	25.1	-	18.4	-	18.4
- other	-	0.6	0.4	1.0	-	0.1	-	0.1

	-	63.9	0.4	64.3	-	45.4	-	45.4

Loans and advances to customers
- reverse repos	-	41.1	-	41.1	-	26.3	-	26.3
- collateral	-	14.4	-	14.4	-	9.6	-	9.6
- other	-	6.2	0.4	6.6	-	6.7	1.1	7.8

	-	61.7	0.4	62.1	-	42.6	1.1	43.7

Debt securities
- government	110.2	13.7	-	123.9	118.2	15.9	-	134.1
- MBS (1)	-	49.5	0.7	50.2	-	60.6	0.6	61.2
- CDOs (2)	-	1.0	2.4	3.4	-	2.6	1.0	3.6
- CLOs (3)	-	3.6	2.1	5.7	-	8.0	0.8	8.8
- other ABS (4)	-	4.0	1.4	5.4	-	5.2	0.9	6.1
- corporate	-	7.7	0.9	8.6	-	9.9	0.6	10.5
- banks and building societies	0.1	12.2	0.7	13.0	-	13.8	0.2	14.0
- other	-	0.2	-	0.2	-	0.9	-	0.9

	110.3	91.9	8.2	210.4	118.2	116.9	4.1	239.2

Equity shares	18.4	2.8	1.0	22.2	12.2	2.5	1.3	16.0

Derivatives
- foreign exchange	-	83.2	0.1	83.3	-	68.1	0.2	68.3
- interest rate	1.7	308.3	1.7	311.7	0.3	319.7	1.5	321.5
- credit - APS (5)	-	-	0.6	0.6	-	-	1.4	1.4
- credit - other	-	23.2	3.1	26.3	0.1	37.2	3.0	40.3
- equities and commodities	0.1	4.9	0.2	5.2	0.3	6.1	0.3	6.7

	1.8	419.6	5.7	427.1	0.7	431.1	6.4	438.2

Group before RFS MI	130.5	639.9	15.7	786.1	131.1	638.5	12.9	782.5
RFS MI (6)	-	-	-	-	15.4	10.0	0.2	25.6

Group	130.5	639.9	15.7	786.1	146.5	648.5	13.1	808.1

Of which
Core	129.4	617.6	7.2	754.2
Non-Core	1.1	22.3	8.5	31.9

	130.5	639.9	15.7	786.1

For notes to this table refer to page 175.

RBS Group – Annual Results 2010

Notes to statutory results (continued)

13. Financial instruments (continued)

Valuation hierarchy (continued)

The following table details AFS assets included in total assets on page 171.

	31 December 2010				31 December 2009
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Debt securities
- government	53.0	6.4	-	59.4	58.3	6.6	-	64.9
- MBS (1)	-	31.1	0.4	31.5	-	38.6	0.2	38.8
- CDOs (2)	-	0.6	1.4	2.0	-	1.2	0.4	1.6
- CLOs (3)	-	3.5	1.5	5.0	-	5.4	0.1	5.5
- other ABS (4)	-	2.9	1.1	4.0	-	4.0	0.6	4.6
- corporate	-	2.0	-	2.0	-	2.5	-	2.5
- banks and building societies	0.1	7.1	-	7.2	-	7.4	-	7.4
- other	-	-	-	-	-	0.1	-	0.1

	53.1	53.6	4.4	111.1	58.3	65.8	1.3	125.4

Equity shares	0.3	1.4	0.3	2.0	0.3	1.6	0.7	2.6

Group before RFS MI	53.4	55.0	4.7	113.1	58.6	67.4	2.0	128.0
RFS MI (6)	-	-	-	-	12.2	6.0	-	18.2

Group	53.4	55.0	4.7	113.1	70.8	73.4	2.0	146.2

Of which
Core	52.8	49.2	1.0	103.0
Non-Core	0.6	5.8	3.7	10.1

	53.4	55.0	4.7	113.1

For notes to this table refer to page 175.

RBS Group – Annual Results 2010

Notes to statutory results (continued)

13. Financial instruments (continued)

Valuation hierarchy (continued)

	31 December 2010				31 December 2009
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Liabilities	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Deposits by banks
- repos	-	20.6	-	20.6	-	21.0	-	21.0
- collateral	-	26.6	-	26.6	-	28.2	-	28.2
- other	-	1.6	-	1.6	-	4.4	-	4.4

	-	48.8	-	48.8	-	53.6	-	53.6

Customer accounts
- repos	-	53.0	-	53.0	-	41.5	-	41.5
- collateral	-	10.4	-	10.4	-	8.0	-	8.0
- other	-	8.7	0.1	8.8	-	8.4	0.1	8.5

	-	72.1	0.1	72.2	-	57.9	0.1	58.0

Debt securities in issue	-	49.0	2.2	51.2	-	43.1	2.3	45.4
Short positions	35.0	7.3	0.8	43.1	27.1	13.2	0.2	40.5
Derivatives
- foreign exchange	0.1	89.3	-	89.4	-	63.6	-	63.6
- interest rate	0.2	298.0	1.0	299.2	0.1	308.4	0.8	309.3
- equities and commodities	0.1	9.6	0.4	10.1	0.8	8.5	0.2	9.5
- credit - other	-	25.0	0.3	25.3	-	38.2	0.9	39.1

	0.4	421.9	1.7	424.0	0.9	418.7	1.9	421.5

Other (7)	-	1.1	-	1.1	-	1.3	-	1.3

Group before RFS MI	35.4	600.2	4.8	640.4	28.0	587.8	4.5	620.3
RFS MI (6)	-	-	-	-	0.2	5.8	0.1	6.1

Group	35.4	600.2	4.8	640.4	28.2	593.6	4.6	626.4

Of which
Core	35.4	586.9	3.8	626.1
Non-Core	-	13.3	1.0	14.3

	35.4	600.2	4.8	640.4

For notes to this table refer to page 175.

RBS Group – Annual Results 2010

Notes to statutory results (continued)

13. Financial instruments (continued)

Valuation hierarchy (continued)

	31 December 2010			31 December 2009
		Sensitivity			Sensitivity
	Balance	Favourable	Unfavourable(8)	Balance	Favourable	Unfavourable(8)
	£bn	£m	£m	£bn	£m	£m

Assets
Loans and advances	0.8	70	(60)	1.1	80	(40)
Debt securities
- MBS (1)	0.7	120	(80)	0.6	60	(10)
- CDOs (2)	2.4	180	(20)	1.0	130	(80)
- CLOs (3)	2.1	180	(50)	0.8	80	(50)
- other ABS (4)	1.4	150	(80)	0.9	120	(40)
- corporate	0.9	60	(60)	0.6	70	(20)
- banks and building societies	0.7	60	(60)	0.2	10	(30)

	8.2	750	(350)	4.1	470	(230)
Equity shares	1.0	160	(160)	1.3	260	(200)
Derivatives
- foreign exchange	0.1	-	-	0.2	10	-
- interest rate	1.7	150	(140)	1.5	80	(100)
- equities and commodities	0.2	-	-	0.3	20	(20)
- credit - APS (5)	0.6	860	(940)	1.4	1,370	(1,540)
- credit - other	3.1	320	(170)	3.0	420	(360)

	5.7	1,330	(1,250)	6.4	1,900	(2,020)

Group before RFS MI	15.7	2,310	(1,820)	12.9	2,710	(2,490)
RFS MI (6)	-	-	-	0.2	20	(20)

Group	15.7	2,310	(1,820)	13.1	2,730	(2,510)

Amounts classified as available-for-sale included above comprise:

	31 December 2010			31 December 2009
		Sensitivity			Sensitivity
	Balance	Favourable	Unfavourable(8)	Balance	Favourable	Unfavourable(8)
	£bn	£m	£m	£bn	£m	£m
- MBS (1)	0.4	10	-	0.2	-	-
- CDOs (2)	1.4	100	(10)	0.4	40	(20)
- CLOs (3)	1.5	110	(10)	0.1	10	(10)
- other ABS (4)	1.1	80	(40)	0.6	40	(20)

	4.4	300	(60)	1.3	90	(50)
Equity shares	0.3	60	(60)	0.7	100	(90)

Group	4.7	360	(120)	2.0	190	(140)

For notes to this table refer to page 175.

RBS Group – Annual Results 2010

Notes on statutory results (continued)

13. Financial instruments (continued)

Valuation hierarchy (continued)

	31 December 2010			31 December 2009
	Balance	Favourable	Unfavourable(8)	Balance	Favourable	Unfavourable(8)
	£bn	£m	£m	£bn	£m	£m

Liabilities
Deposits	0.1	60	(60)	0.1	-	(10)
Debt securities in issue	2.2	90	(110)	2.3	50	(10)
Short positions	0.8	20	(50)	0.2	10	(20)
Derivatives
- foreign exchange	-	-	(10)	-	-	-
- interest rate	1.0	70	(90)	0.8	40	(60)
- equities and commodities	0.4	10	-	0.2	20	(70)
- credit	0.3	40	(40)	0.9	80	(100)

	1.7	120	(140)	1.9	140	(230)

Group before RFS MI	4.8	290	(360)	4.5	200	(270)
RFS MI	-	-	-	0.1	-	-

Group	4.8	290	(360)	4.6	200	(270)

Notes:
(1)	Mortgage-backed securities.
(2)	Collateralised debt obligations.
(3)	Collateralised loan obligation.
(4)	Asset-backed securities.
(5)	Asset Protection Scheme.
(6)	There were no RFS MI financial instruments carried at fair value at 31 December 2010. The RFS MI at 31 December 2009 comprised:
	(a)	Loans and advances of £0.6 billion in level 2;
	(b)	Debt securities of £18.2 billion of which £12.1 billion is in level 1 and £6.1 billion is in level 2;
	(c)	Equity shares of £3.5 billion of which £3.2 billion is in level 1, £0.1 billion in level 2 and £0.2 billion in level 3;
	(d)	Derivative assets of £3.3 billion of which £0.1 billion is in level 1 and £3.2 billion in level 2;
	(e)	Deposits of £3.4 billion in level 2;
	(f)	Debt securities in issue of £0.1 billion in level 1; and
	(g)	Derivative liabilities of £2.6 billion of which £0.2 billion is in level 1, £2.3 billion in level 2 and £0.1 billion in level 3.
(7)	Comprises subordinated liabilities.
(8)
Sensitivity represents the reasonably possible favourable and unfavourable effect respectively on the income statement or the statement of comprehensive income due to reasonably possible changes to valuations using reasonably possible alternative inputs to the Group’s valuation techniques or models.

The level 3 sensitivities above are calculated at a trade or low level portfolio basis. They are not calculated on an overall portfolio basis and therefore do not reflect a likely overall potential uncertainty on the whole portfolio. The figures are aggregated and do not reflect the correlated nature of some of the sensitivities. In particular for some of the portfolios the sensitivities may be negatively correlated where a downward movement in one asset would produce an upward move in another, but due to the additive presentation of the above disclosures this correlation can not be observed. For example, with assets in the APS scheme, the downwards sensitivity on the underlying asset would be materially offset by the consequent upward movement of the APS derivative, so whilst the net sensitivity of the two positions may be lower, it would be shown with the gross upside and downside sensitivity of the two assets inflating the overall sensitivity figures in the above table. The actual potential downside sensitivity of the total portfolio may be less than the non correlated sum of the additive figures as shown in the above table.

RBS Group – Annual Results 2010

Notes on statutory results (continued)

13. Financial instruments (continued)

Valuation hierarchy (continued)

Key points (1)
•
Total assets carried at fair value increased by £3.6 billion in the year to £786.1 billion at 31 December 2010, principally reflecting increases in reverse repos of £26.1 billion and collateral of £11.5 billion, offset by decreases in debt securities of £28.8 billion and derivatives of £11.1 billion.

•
Total liabilities carried at fair value increased by £20.1 billion, with increases in repos of £11.1 billion, collateral of £0.8 billion, debt securities in issue of £5.8 billion and derivatives of £2.5 billion.

•
Level 3 assets of £15.7 billion represented 2.0% (31 December 2009 - £12.9 billion and 1.6%) of total assets carried at fair value an increase of £2.8 billion, reflecting the movement of some lower quality AFS CDOs and CLOs in Non-Core in Q1 2010, where price discovery indicated uncertainty in observability. In addition, the use of more conservative internal recovery rates for the calculation of CVA for certain monolines resulted in these credit derivatives moving to level 3. This was partially offset by disposals in the third quarter of 2010 and tighter credit spreads. The fair value of APS credit derivative decreased from £1,400 million to £550 million primarily due to the reduction in overall assets covered by the scheme.

•	Level 3 liabilities increased to £4.8 billion from £4.5 billion at 31 December 2009, mainly reflecting the impact of wider credit spreads on short positions.

•
The favourable and unfavourable effects of reasonably possible alternative assumptions on financial instruments carried at fair value were £2,310 million and £(1,820) million respectively of which £860 million and £(940) million related to the APS credit derivative. The reduction in the APS sensitivity corresponds with a decrease in the overall value of the protection that the scheme provides.

•	There were no significant transfers between level 1 and level 2.

Notes:
(1)	Key points are based on numbers before RFS MI.

RBS Group – Annual Results 2010

Notes on statutory results (continued)

13. Financial instruments (continued)

Level 3 movement table
	At 1 January 2010	Gains/(losses) recognised in the		Transfers in/(out) of Level 3	Issuances	Purchases	Settlements	Sales	Foreign exchange	At 31 December 2010	Gains/(losses) relating to instruments held at year end
		Income statement	SOCI (2)
2010	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Assets
FVTPL (1)
Loans and advances	1,059	169	-	10	-	169	(451)	(165)	52	843	38
Debt securities	2,782	294	-	1,770	-	1,973	(386)	(2,682)	33	3,784	154
Equity shares	711	414	-	(26)	-	654	-	(1,027)	(10)	716	54
Derivatives	6,429	(1,561)	-	1,728	-	948	(299)	(1,534)	26	5,737	(1,556)

FVTPL assets	10,981	(684)	-	3,482	-	3,744	(1,136)	(5,408)	101	11,080	(1,310)

AFS
Debt securities	1,325	26	511	2,909	-	306	(458)	(274)	34	4,379	10
Equity shares	749	(4)	(39)	(118)	-	22	(2)	(343)	14	279	(4)

AFS assets	2,074	22	472	2,791	-	328	(460)	(617)	48	4,658	6

	13,055	(662)	472	6,273	-	4,072	(1,596)	(6,025)	149	15,738	(1,304)

Liabilities
Deposits	103	-	-	11	-	-	(32)	-	2	84	-
Debt securities in issue	2,345	336	-	(212)	413	-	(695)	-	16	2,203	309
Short positions	184	(187)	-	792	6	-	(2)	(16)	(1)	776	(179)
Derivatives	1,987	(258)	-	(152)	-	318	(175)	(27)	47	1,740	(187)
Other financial liabilities	1	-	-	-	-	-	-	-	-	1	-

	4,620	(109)	-	439	419	318	(904)	(43)	64	4,804	(57)

For the notes to this table refer to page 178.

RBS Group – Annual Results 2010

Notes on statutory results (continued)

13. Financial instruments (continued)

Level 3 movement table (continued)
	At 1 January 2009	Gains/(losses) recognised in the		Transfers in/(out) of Level 3	Reclassification	Purchases and issuances	Sales and settlements	Foreign exchange	At 31 December 2009	Gains/(losses) relating to instruments held at year end
		Income statement	SOCI (2)
2009	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Assets
FVTPL (1)
Loans and advances	3,148	130	-	330	(1,537)	22	(898)	(136)	1,059	11
Debt securities	3,846	(49)	-	104	(157)	378	(1,207)	(133)	2,782	(165)
Equity shares	793	(49)	-	133	-	22	(151)	(37)	711	(48)
Derivatives	10,265	(3,672)	-	(211)	-	1,811	(1,301)	(463)	6,429	(1,079)

FVTPL assets	18,052	(3,640)	-	356	(1,694)	2,233	(3,557)	(769)	10,981	(1,281)

AFS
Debt securities	3,102	(329)	(47)	(929)	-	128	(491)	(109)	1,325	(9)
Equity shares	325	(128)	(13)	632	-	53	(75)	(45)	749	(51)

AFS assets	3,427	(457)	(60)	(297)	-	181	(566)	(154)	2,074	(60)

	21,479	(4,097)	(60)	59	(1,694)	2,414	(4,123)	(923)	13,055	(1,341)

Liabilities
Deposits	290	43	-	(217)	-	15	(23)	(5)	103	-
Debt securities in issue	4,362	57	-	(1,682)	-	493	(638)	(247)	2,345	(41)
Short positions	41	(45)	-	188	-	4	(4)	-	184	12
Derivatives	4,035	(215)	-	(978)	-	76	(744)	(187)	1,987	(244)
Other financial liabilities	257	-	-	-	-	-	(242)	(14)	1	-

	8,985	(160)	-	(2,689)	-	588	(1,651)	(453)	4,620	(273)

Notes:
(1)	Fair value through profit or loss.
(2)	Statement of comprehensive income.

RBS Group – Annual Results 2010

Notes on statutory results (continued)

14. Debt securities

The following table analyses debt securities by measurement classification.
				Banks and building societies £m	ABS (1) £m			Group before RFS MI £m		Group £m
	Central and local government					Corporate £m	Other £m		RFS MI £m
Measurement classification	UK £m	US £m	Other £m

31 December 2010
HFT	5,097	15,956	43,224	5,778	21,988	6,590	236	98,869	-	98,869
DFV (2)	1	-	262	3	119	16	1	402	-	402
AFS	8,377	17,890	33,122	7,198	42,515	2,011	17	111,130	-	111,130
LAR	11	-	-	15	6,203	848	2	7,079	-	7,079

	13,486	33,846	76,608	12,994	70,825	9,465	256	217,480	-	217,480

31 December 2009
HFT	8,128	10,427	50,150	6,103	28,820	6,892	893	111,413	69	111,482
DFV (2)	122	3	385	418	394	1,087	20	2,429	174	2,603
AFS	18,350	12,789	33,727	7,472	50,464	2,550	30	125,382	17,916	143,298
LAR	1	-	-	-	7,924	1,853	93	9,871	-	9,871

	26,601	23,219	84,262	13,993	87,602	12,382	1,036	249,095	18,159	267,254

Notes:
(1)	Asset-backed securities.
(2)	Designated as at fair value.

Refer to the Risk and balance sheet management section for information on ratings.

RBS Group – Annual Results 2010

Notes to statutory results (continued)

15. Derivatives

	31 December 2010		31 December 2009
	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m

Exchange rate contracts
Spot, forwards and futures	39,859	41,424	26,559	24,763
Currency swaps	28,696	34,328	25,221	23,337
Options purchased	14,698	-	16,572	-
Options written	-	13,623	-	15,499

Interest rate contracts
Interest rate swaps	251,312	243,807	263,902	251,829
Options purchased	57,359	-	55,471	-
Options written	-	54,141	-	55,462
Futures and forwards	3,060	1,261	2,088	2,033

Credit derivatives	26,872	25,344	41,748	39,127

Equity and commodity contracts	5,221	10,039	6,638	9,484

Group before RFS MI	427,077	423,967	438,199	421,534
RFS MI	-	-	3,255	2,607

Group	427,077	423,967	441,454	424,141

The Group enters into master netting agreements in respect of its derivative activities. These arrangements, which give the Group a legal right to set-off derivative assets and liabilities with the same counterparty, do not result in a net presentation in the Group’s balance sheet for which IFRS requires an intention to settle net or to realise the asset and settle the liability simultaneously, as well as a legally enforceable right to set-off. They are, however, effective in reducing the Group’s credit exposure from derivative assets. The Group has executed master netting agreements with the majority of its derivative counterparties resulting in a significant reduction in its net exposure to derivative assets. Of the £427 billion derivative assets shown above, £330 billion (31 December 2009 - £359 billion) were subject to such agreements. Furthermore, the Group holds cash collateral of £31.1 billion (31 December 2009 - £33.7 billion) against this net derivative asset exposure, refer to page 113 of the Risk and balance sheet management section.

RBS Group – Annual Results 2010

Notes to statutory results (continued)

16. Available-for-sale financial assets
Available-for-sale financial assets are initially recognised at fair value plus directly related transaction costs and are subsequently measured at fair value with changes in fair value reported in shareholders’ equity until disposal, at which stage the cumulative gain or loss is recognised in profit or loss. When there is objective evidence that an available-for-sale financial asset is impaired, any decline in its fair value below original cost is removed from equity and recognised in profit or loss.

Impairment losses are recognised when there is objective evidence of impairment. The Group reviews its portfolios of available-for-sale financial assets for such evidence which includes: default or delinquency in interest or principal payments; significant financial difficulty of the issuer or obligor; and it becoming probable that the issuer will enter bankruptcy or other financial reorganisation. However, the disappearance of an active market because an entity’s financial instruments are no longer publicly traded is not evidence of impairment. Furthermore, a downgrade of an entity’s credit rating is not, of itself, evidence of impairment, although it may be evidence of impairment when considered with other available information. A decline in the fair value of a financial asset below its cost or amortised cost is not necessarily evidence of impairment. Determining whether objective evidence of impairment exists requires the exercise of management judgment. The unrecognised losses on the Group’s available- for-sale debt securities are concentrated in its portfolios of mortgage-backed securities. The losses reflect the widening of credit spreads as a result of the reduced market liquidity in these securities and the current uncertain macroeconomic outlook in the US and Europe. The underlying securities remain unimpaired.

During 2010 gains were realised by US Retail & Commercial (£260 million) and RBS N.V. (£237 million). The gain in US Retail & Commercial, which was principally part of its balance sheet restructuring exercise, was largely offset in the income statement by losses crystallised on the termination of swaps hedging fixed-rate funding related hedges.
	2010	2009
Available-for-sale reserve	£m	£m

At beginning of year	(1,755)	(3,561)
Unrealised gains	179	1,202
Realised (gains)/losses	(519)	981
Tax	74	(377)
Recycled to profit or loss on disposal of businesses, net of £5 million tax	(16)	-

At end of year	(2,037)	(1,755)

The above excludes losses attributable to the non-controlling interest of RFS minority interests of £28 million (2009 – £169 million gain).

RBS Group – Annual Results 2010

Notes on statutory results (continued)

17. Capital resources
The Group’s regulatory capital resources in accordance with Financial Services Authority (FSA) definitions were as follows:

	2010	2009
Composition of regulatory capital	£m	£m

Tier 1
Ordinary and B shareholders' equity	70,388	69,890
Non-controlling interests	1,719	16,895
Adjustments for:
- goodwill and other intangible assets – continuing businesses	(14,448)	(17,847)
- goodwill and other intangible assets – discontinued businesses	-	(238)
- unrealised losses on available-for-sale (AFS) debt securities	2,061	1,888
- reserves arising on revaluation of property and unrealised gains on AFS equities	(25)	(207)
- reallocation of preference shares and innovative securities	(548)	(656)
- other regulatory adjustments *	(1,097)	(1,184)
Less excess of expected losses over provisions net of tax	(1,900)	(2,558)
Less securitisation positions	(2,321)	(1,353)
Less APS first loss	(4,225)	(5,106)

Core Tier 1 capital	49,604	59,524
Preference shares	5,410	11,265
Innovative Tier 1 securities	4,662	5,213
Tax on the excess of expected losses over provisions	758	1,020
Less material holdings	(310)	(601)

Total Tier 1 capital	60,124	76,421

Tier 2
Reserves arising on revaluation of property and unrealised gains on AFS equities	25	207
Collective impairment provisions	778	796
Perpetual subordinated debt	1,852	4,950
Term subordinated debt	16,745	20,063
Non-controlling and other interests in Tier 2 capital	11	11
Less excess of expected losses over provisions	(2,658)	(3,578)
Less securitisation positions	(2,321)	(1,353) (1,353)
Less material holdings	(310)	(601)
Less APS first loss	(4,225)	(5,106)

Total Tier 2 capital	9,897	15,389

Supervisory deductions
Unconsolidated investments
- RBS Insurance	(3,962)	(4,068)
- other investments	(318)	(404)
Other deductions	(452)	(93)

Deductions from total capital	(4,732)	(4,565)

Total regulatory capital	65,289	87,245

* Includes reduction for own liabilities carried at fair value	(1,182)	(1,057)

RBS Group – Annual Results 2010

Notes on statutory results (continued)

18. Contingent liabilities and commitments
	2010	2009
	£m	£m

Contingent liabilities
Guarantees and assets pledged as collateral security	31,070	36,579
Other contingent liabilities	12,253	13,410

	43,323	49,989

Commitments
Undrawn formal standby facilities, credit lines and other commitments to lend
- less than one year	117,581	126,961
- one year and over	149,241	162,174
Other commitments	4,154	3,483

	270,976	292,618

Group before RFS Holdings minority interest	314,299	342,607
RFS Holdings minority interest (1)	32	9,054

Total contingent liabilities and commitments	314,331	351,661

Note:
(1)	RFS Holdings minority interest contingent liabilities and commitments of £32 million at 31 December 2010 (2009 - £9,054 million) comprised:
	(a)	Guarantees of £31 million (2009 - £3,429 million);
	(b)	Other contingent liabilities of £1 million (2009 - £602 million);
	(c)	There were no undrawn formal standby facilities, credit lines and other commitments to lend (2009 - £2,499 million); and
	(d)	There were no other commitments (2009 - £2,524 million).

Additional contingent liabilities arise in the normal course of the Group’s business. It is not anticipated that any material loss will arise from these transactions.

19. Litigation
As a participant in the financial services industry, RBS Group operates in a legal and regulatory environment that exposes it to potentially significant litigation risks. As a result, the company and other members of RBS Group are involved in various disputes and legal proceedings in the United Kingdom, the United States and other jurisdictions, including litigation. Such cases are subject to many uncertainties, and their outcome is often difficult to predict, particularly in the earlier stages of a case.

Other than as set out in this section “Litigation”, so far as RBS Group is aware, no member of RBS Group is or has been engaged in or has pending or threatened any governmental, legal or arbitration proceedings which may have or have had in the recent past (covering the 12 months immediately preceding the date of this document) a significant effect on RBS Group’s financial position or profitability.

RBS Group – Annual Results 2010

Notes on statutory results (continued)

19. Litigation (continued)

Unarranged overdraft charges
In the US, Citizens Financial Group, in common with other US banks, has been named as a defendant in a class action asserting that Citizens charges excessive overdraft fees. The plaintiffs claim that overdraft fees resulting from point of sale and automated teller machine (ATM) transactions violate the duty of good faith implied in Citizens’ customer account agreement and constitute an unfair trade practice. RBS Group considers that it has substantial and credible legal and factual defences to these claims and will defend them vigorously. RBS Group is unable reliably to estimate the liability, if any, that might arise or its effect on RBS Group’s consolidated net assets, operating results or cash flows in any particular period.

Shareholder litigation
RBS Group and a number of its subsidiaries and certain individual officers and directors have been named as defendants in a class action filed in the United States District Court for the Southern District of New York. The consolidated amended complaint alleges certain false and misleading statements and omissions in public filings and other communications during the period 1 March 2007 to 19 January 2009, and variously asserts claims under Sections 11, 12 and 15 of the US Securities Act of 1933, Sections 10 and 20 of the US Securities Exchange Act of 1934 (“Exchange Act”) and Rule 10b-5 thereunder.

The putative class is composed of (1) all persons who purchased or otherwise acquired RBS Group ordinary securities and US American depositary receipts (ADRs) between 1 March 2007 and 19 January 2009; and/or (2) all persons who purchased or otherwise acquired RBSG Series Q, R, S, T and/or U non-cumulative dollar preference shares issued pursuant or traceable to the 8 April 2005 US Securities and Exchange Commission (SEC) registration statement and were damaged thereby. Plaintiffs seek unquantified damages on behalf of the putative class.

On 11 January 2011, the District Court dismissed all claims except those based on the purchase of RBSG Series Q, R, S, T, and/or U non-cumulative dollar preference shares. The Court has not yet considered potential grounds for dismissal of the remaining claims, and directed RBS Group to re-file its motion to dismiss those claims within 45 days of its ruling. On 28 January 2011, a new complaint was filed asserting claims under Sections 10 and 20 of the Exchange Act on behalf of a putative class of purchasers of ADRs.

RBS Group has also received notification of similar prospective claims in the United Kingdom and elsewhere but no court proceedings have been commenced in relation to these claims.

RBS Group considers that it has substantial and credible legal and factual defences to the remaining and prospective claims and will defend them vigorously. RBS Group is unable to reliably estimate the liability, if any, that might arise or its effect on RBS Group’s consolidated net assets, operating results or cash flows in any particular period.

RBS Group – Annual Results 2010

Notes on statutory results (continued)

19. Litigation (continued)

Other securitisation and securities related litigation in the United States
RBS Group companies have been named as defendants in a number of purported class actions and other lawsuits in the United States that relate to the securitisation and securities underwriting businesses. In general, the cases involve the issuance of mortgage backed securities, collateralised debt obligations, or public debt or equity where the plaintiffs have brought actions against the issuers and underwriters of such securities (including RBS Group companies) claiming that certain disclosures made in connection with the relevant offerings of such securities were false or misleading with respect to alleged “sub-prime” mortgage exposure. RBS Group considers that it has substantial and credible legal and factual defences to these claims and will continue to defend them vigorously. RBS Group cannot at this stage reliably estimate the liability, if any, that may arise as a result of or in connection with these lawsuits, individually or in the aggregate, or their effect on RBS Group’s consolidated net assets, operating results or cash flows in any particular period.

World Online International N.V.
In November 2009, the Supreme Court in the Netherlands gave a declaratory judgment against World Online International N.V., Goldman Sachs International and ABN AMRO Bank N.V. (now known as The Royal Bank of Scotland N.V. (“RBS NV”)) in relation to claims arising out of the World Online initial public offering of 2000. It held that these defendants had committed certain wrongful acts in connection with the initial public offering. The judgment does not establish liability or the amount of any loss. The defendant banks have agreed to pay settlement sums to certain investors. RBS Group does not believe that such settlements or any final liability or loss will have a significant effect on RBS Group’s financial position or profitability.

Madoff
In December 2010, Irving Picard, as trustee for the bankruptcy estates of Bernard L. Madoff and Bernard L. Madoff Investment Securities LLC filed a claim against RBS NV for $270 million. This is a clawback action similar to claims filed against six other institutions in December. RBS NV (or its subsidiaries) invested in Madoff funds through feeder funds. The Trustee alleges that RBS NV received $71 million in redemptions from the feeder funds and $200 million from its swap counterparties while RBS NV “knew or should have known of Madoff’s possible fraud.” The Trustee alleges that those transfers were preferences or fraudulent conveyances under the US bankruptcy code and New York law and he asserts the purported right to claw them back for the benefit of Madoff’s estate. RBS Group considers that it has substantial and credible legal and factual defences to the claim and intends to defend it vigorously.

Summary of other disputes, legal proceedings and litigation
Members of RBS Group are engaged in other litigation in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against them arising in the ordinary course of business. RBS Group has reviewed these other actual, threatened and known potential claims and proceedings and, after consulting with its legal advisers, does not expect that the outcome of any of these other claims and proceedings will have a significant effect on RBS Group’s financial position or profitability in any particular period.

RBS Group – Annual Results 2010

Notes on statutory results (continued)

20. Investigations
RBS Group’s businesses and financial condition can be affected by the fiscal or other policies and other actions of various governmental and regulatory authorities in the United Kingdom, the European Union, the United States and elsewhere. RBS Group has engaged, and will continue to engage, in discussions with relevant regulators, including in the United Kingdom and the United States, on an ongoing and regular basis regarding operational, systems and control evaluations and issues including those related to compliance with applicable anti-bribery, anti-money laundering and applicable sanctions regimes. It is possible that any matters discussed or identified may result in investigatory or other action being taken by the regulators, increased costs being incurred by RBS Group, remediation of systems and controls, public or private censure, restriction of RBS Group’s business activities or fines. Any of these events or circumstances could have a significant effect on RBS Group, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it.

Political and regulatory scrutiny of the operation of retail banking and consumer credit industries in the United Kingdom and elsewhere continues. The nature and impact of future changes in policies and regulatory action are not predictable and are beyond RBS Group’s control but could have a significant effect on RBS Group’s businesses and earnings.

Retail banking
In the European Union, regulatory actions included an inquiry into retail banking initiated on 13 June 2005 in all of the then 25 member states by the European Commission’s Directorate General for Competition. The inquiry examined retail banking in Europe generally. On 31 January 2007, the European Commission (EC) announced that barriers to competition in certain areas of retail banking, payment cards and payment systems in the European Union had been identified. The EC indicated that it will consider using its powers to address these barriers and will encourage national competition authorities to enforce European and national competition laws where appropriate. In addition, in late 2010, the EC launched an initiative pressing for increased transparency of bank fees.

Multilateral interchange fees
In 2007, the EC issued a decision that while interchange is not illegal per se, MasterCard’s current multilateral interchange fee (MIF) arrangement for cross border payment card transactions with MasterCard and Maestro branded consumer credit and debit cards in the European Union are in breach of competition law. MasterCard was required by the decision to withdraw the relevant cross-border MIF (i.e. set these fees to zero) by 21 June 2008.

MasterCard appealed against the decision to the European Court of First Instance on 1 March 2008, and RBS Group has intervened in the appeal proceedings. In addition, in summer 2008, MasterCard announced various changes to its scheme arrangements. The EC was concerned that these changes might be used as a means of circumventing the requirements of the infringement decision. In April 2009, MasterCard agreed an interim settlement on the level of cross-border MIF with the EC pending the outcome of the appeal process and, as a result, the EC has advised it will no longer investigate the non-compliance issue (although MasterCard is continuing with its appeal).

RBS Group – Annual Results 2010

Notes on statutory results (continued)

20. Investigations (continued)

Multilateral interchange fees (continued)
Visa’s cross-border MIFs were exempted in 2002 by the EC for a period of five years up to 31 December 2007 subject to certain conditions. On 26 March 2008, the EC opened a formal inquiry into Visa’s current MIF arrangements for cross border payment card transactions with Visa branded debit and consumer credit cards in the European Union and on 6 April 2009 the EC announced that it had issued Visa with a formal Statement of Objections. At the same time Visa announced changes to its interchange levels and introduced some changes to enhance transparency. There is no deadline for the closure of the inquiry. However, on 26 April 2010 Visa announced it had reached an agreement with the EC as regards immediate cross border debit card MIF rates only and in December 2010 the commitments were finalised for a four year period commencing December 2010 under Article 9 of Regulation 1/2003. The EC is continuing its investigations into Visa’s cross border MIF arrangements for deferred debit and credit transactions.

In the UK, the OFT has carried out investigations into Visa and MasterCard domestic credit card interchange rates. The decision by the OFT in the MasterCard interchange case was set aside by the Competition Appeal Tribunal (the CAT) in June 2006. The OFT’s investigations in the Visa interchange case and a second MasterCard interchange case are ongoing. On 9 February 2007, the OFT announced that it was expanding its investigation into domestic interchange rates to include debit cards. In January 2010 the OFT advised that it did not anticipate issuing a Statement of Objections prior to the European General Court’s judgment, although it has reserved the right to do so if it considers it appropriate.

The outcome of these investigations is not known, but they may have a significant effect on the consumer credit industry in general and, therefore, on RBS Group’s business in this sector.

Payment Protection Insurance
Having conducted a market study relating to Payment Protection Insurance (PPI), on 7 February 2007 the OFT referred the PPI market to the Competition Commission (CC) for an in-depth inquiry. The CC published its final report on 29 January 2009 and announced its intention to order a range of remedies, including a prohibition on actively selling PPI at point of sale of the credit product (and for 7 days thereafter), a ban on single premium policies and other measures to increase transparency (in order to improve customers’ ability to search and improve price competition). Barclays Bank PLC subsequently appealed certain CC findings to the CAT. On 16 October 2009, the CAT handed down a judgment quashing the ban on selling PPI at the point of sale of credit products and remitted the matter back to the CC for review. On 14 May 2010, the CC published its Provisional Decision following its review of remedies in the PPI market indicating that the CC still intends to impose a prohibition on selling PPI at point of sale of the credit product. On 14 October 2010, the CC published its final decision on remedies following the remittal which confirmed the point of sale prohibition. The CC intends to make the final order in the first quarter of 2011, with the key measures coming into force in October 2011 and April 2012.

RBS Group – Annual Results 2010

Notes on statutory results (continued)

20. Investigations (continued)

Payment Protection Insurance (continued)
The Financial Services Authority (FSA) has been conducting a broad industry thematic review of PPI sales practices and in September 2008, the FSA announced that it intended to escalate its level of regulatory intervention. Substantial numbers of customer complaints alleging the mis-selling of PPI policies have been made to banks and to the Financial Ombudsman Service (FOS) and many of these are being upheld by the FOS against the banks.

Following unsuccessful negotiations with the industry, the FSA issued consultation papers on PPI complaint handling and redress in September 2009 and again in March 2010. The FSA published its  final policy statement on 10 August 2010 and instructed firms to implement the measures contained in it by 1 December 2010. The new rules impose significant changes with respect to the handling of mis-selling PPI complaints. On 8 October 2010, the British Bankers’ Association filed an application for judicial review of the FSA’s policy statement and of related guidance issued by the FOS. The court hearing took place from 25 to 28 January 2011 and judgment is awaited. RBS Group is unable to reliably estimate the liability, if any, that might arise from this litigation or its effect on RBS Group’s consolidated net assets, operating results or cash flows in any particular period. Separately, discussions continue between the FSA and RBS Group in respect of concerns expressed by the FSA over certain categories of historical PPI sales.

Personal current accounts
On 16 July 2008, the OFT published the results of its market study into Personal Current Accounts (PCA) in the United Kingdom. The OFT found evidence of competition and several positive features in the personal current account market but believed that the market as a whole was not working well for consumers and that the ability of the market to function well had become distorted.

On 7 October 2009, the OFT published a follow-up report summarising the initiatives agreed between the OFT and personal current account providers to address the OFT’s concerns about transparency and switching, following its market study. Personal current account providers will take a number of steps to improve transparency, including providing customers with an annual summary of the cost of their account and making charges prominent on monthly statements. To improve the switching process, a number of steps are being introduced following work with BACS, the payment processor, including measures to reduce the impact on consumers of any problems with transferring direct debits.

On 22 December 2009, the OFT published a further report in which it stated that it continued to have significant concerns about the operation of the personal current account market in the United Kingdom, in particular in relation to unarranged overdrafts, and that it believed that fundamental changes are required for the market to work in the best interests of bank customers. The OFT stated that it would discuss these issues intensively with banks, consumer groups and other organisations, with the aim of reporting on progress by the end of March 2010. On 16 March 2010, the OFT announced that it had secured agreement from the banks on four industry-wide initiatives, namely minimum standards on the operation of opt-outs from unarranged overdrafts, new working groups on information sharing with customers, best practice for PCA customers in financial difficulties and incurring charges, and PCA providers to publish their policies on dealing with PCA customers in financial difficulties. The OFT also announced its plan to conduct six-monthly ongoing reviews, to fully review the market again in 2012 and to undertake a brief analysis on barriers to entry.

Notes on statutory results (continued)

20. Investigations (continued)

Personal current accounts (continued)
The first six-monthly ongoing review was completed in September 2010. The OFT noted progress in the areas of switching, transparency and unarranged overdrafts for the period March to September 2010, as well as highlighting further changes the OFT expects to see in the market. The next progress report is expected to be published by the OFT in March 2011.

On 26 May 2010, the OFT announced its review of barriers to entry. The review concerns retail banking for individuals and small and medium size enterprises (up to £25 million turnover) and will look at products which require a banking licence to sell mortgages, loan products and, where appropriate, other products such as insurance or credit cards where cross-selling may facilitate entry or expansion. The OFT published its report in November 2010. It advised that it expected its review to be relevant to the Independent Commission on Banking, the FSA, HM Treasury and the Department for Business, Innovation and Skills and to the devolved governments in the United Kingdom. The OFT has not indicated whether it will undertake any further work. The report maintained that barriers to entry remain, in particular regarding switching, branch networks and brands. At this stage, it is not possible to estimate the effect of the OFT’s report and recommendations regarding barriers to entry upon RBS Group.

Equity underwriting
On 10 June 2010, the OFT announced its intention to conduct a market study into equity underwriting and related services and sought views on scope by 9 July 2010. The OFT study was formally launched on 6 August 2010. The OFT undertook to examine the underwriting services for the different types of share issue used by FTSE 350 firms to raise capital in the UK including rights issues, placings and follow-on offers but excluding initial public offerings. The OFT has been looking at the way that the market works and the following three key issues: (i) how underwriting services are purchased; (ii) how underwriting services are provided; and (iii) how the regulatory environment affects the provision of underwriting services. The OFT published its report on 27 January 2011 identifying certain concerns around the level of equity underwriting fees. The OFT has identified a number of options which would enable companies and institutional shareholders to address these concerns and allow them to drive greater competition in the market. It is currently consulting on its provisional decision not to refer the market to the CC. RBS Group is engaged in the OFT market study and it is not possible to estimate with any certainty what effect this study and any related developments may have on RBS Group, its business or results of operations.

Independent Commission on Banking
On 16 June 2010, HM Treasury published the terms of reference for the Government’s Independent Commission on Banking (ICB). The ICB is considering the structure of the United Kingdom banking sector and is looking at structural and non-structural measures to reform the banking system and to promote competition. It is mandated to formulate policy recommendations with a view to: (i) reducing systemic risk in the banking sector, exploring the risk posed by banks of different size, scale and function; (ii) mitigating moral hazard in the banking system; (iii) reducing the likelihood and impact of a bank’s failure; and (iv) promoting competition in retail and investment banking with a view to ensuring that the needs of banks’ customers are served efficiently and considering the extent to which large banks can gain competitive advantage from being perceived as “too big to fail”.

RBS Group – Annual Results 2010

Notes on statutory results (continued)

20. Investigations (continued)

Independent Commission on Banking (continued)
The ICB reports to the Cabinet Committee on Banking Reform and is required to produce a final report by the end of September 2011. RBS Group has responded to the call for evidence by the ICB. In addition it has attended a private hearing, as well as public hearings in Edinburgh and Cardiff in December 2010. An issues paper by the ICB is expected in spring 2011. At this stage it is not possible to estimate the effect of the ICB’s report and recommendations upon RBS Group, if any.

US dollar clearing activities
In May 2010, following a criminal investigation by the United States Department of Justice (DoJ) into its dollar clearing activities, Office of Foreign Assets Control compliance procedures and other Bank Secrecy Act compliance matters, RBS NV formally entered into a Deferred Prosecution Agreement (DPA) with the DoJ resolving the investigation. The investigation was in relation to activities before the Consortium Members acquired ABN AMRO Holding N.V. (now known as RBS Holdings N.V.). The agreement was signed by RBS NV and is binding on that entity and its subsidiaries. Pursuant to the DPA, RBS NV paid a penalty of US$500 million and agreed that it will comply with the terms of the DPA and continue to co-operate fully with any further investigations. Payment of the penalty was made from a provision established in April 2007 when an agreement in principle to settle was first announced. Upon satisfaction of the conditions of the DPA for the period of 12 months from May 2010, the matter will be fully resolved. Failure to comply with the terms of the DPA during the 12 month period could result in the DoJ recommencing its investigations, the outcome of which would be uncertain and could result in public censure and fines or have an adverse effect on RBS Holdings N.V.’s operations, any of which could have a material adverse effect on its business, reputation, results of operation and financial condition.

Securitisation and collateralised debt obligation business
In September and October 2010, the SEC requested voluntary production of information concerning residential mortgage backed securities underwritten by subsidiaries of RBS Group during the period from September 2006 to July 2007 inclusive. In November 2010, the SEC commenced formal proceedings and requested testimony from RBS employees. The investigation is in its preliminary stages and it is difficult to predict any potential exposure that may result.

In June 2009, in connection with an investigation into the role of investment banks in the origination and securitisation of sub prime loans in Massachusetts, the Massachusetts Attorney General issued subpoenas to various banks, including an RBS Group subsidiary, seeking information related to residential mortgage lending practices and sales and securitisation of residential mortgage loans. This investigation is ongoing and RBS Group is co-operating.

RBS Group – Annual Results 2010

Notes on statutory results (continued)

20. Investigations (continued)

Securitisation and collateralised debt obligation business (continued)
Previously, in 2008, the New York State Attorney General issued subpoenas to a wide array of participants in the securitisation and securities industry, focusing on the information underwriters obtained as part of the due diligence process from the independent due diligence firms. RBS Group completed its production of documents requested by the New York State Attorney General in 2009, principally producing documents related to loans that were pooled into one securitisation transaction. More recently, in September 2010, RBS Group subsidiaries received a request from the Nevada State Attorney General requesting information related to securitisations of mortgages issued by three specific originators. The investigation by the Nevada Attorney General is in the early stages and therefore it is difficult to predict the potential exposure from any such investigation. RBS Group and its subsidiaries are co-operating with these various investigations and requests.

US mortgages
RBS's Global Banking & Markets N.A. (GBM N.A.), has been a purchaser of non-agency US residential mortgages in the secondary market, and an issuer and underwriter of non-agency residential mortgage backed securities (RMBS). GBM N.A. did not originate or service any US residential mortgages and it was not a significant seller of mortgage loans to government sponsored enterprises (GSEs) (e.g., the Federal National Mortgage Association and the Federal Home Loan Mortgage Association).

In issuing RMBS, GBM N.A. generally assigned certain representations and warranties regarding the characteristics of the underlying loans made by the originator of the residential mortgages; however, in some circumstances, GBM N.A. made such representations and warranties itself. Where GBM N.A. has given those or other representations and warranties (whether relating to underlying loans or otherwise), GBM N.A. may be contractually required to repurchase such loans or indemnify certain parties against losses for certain breaches of such representations and warranties. In certain instances where it is required to repurchase loans or related securities, GBM N.A. may be able to assert claims against third parties who provided representations or warranties to GBM N.A. when selling loans to it; although the ability to make recoveries against such parties and outcome of such claims would be uncertain. During the two-year period ended 31 December 2010, GBM N.A. has received approximately US$38 million in repurchase demands in respect of loans made and related securities sold where obligations in respect of contractual representations or warranties were undertaken by GBM N.A.. However, repurchase demands presented to GBM N.A. are subject to challenge and, to date, GBM N.A. has rebutted a significant percentage of these claims.

GBM N.A. has been named as a defendant in a number of suits relating to its role as issuer and underwriter of RMBS (See Note 19). Those lawsuits are in their early stages and we are not able to predict the outcome of such proceedings or their effect on the Group.

RBS Group – Annual Results 2010

Notes on statutory results (continued)

20. Investigations (continued)

US mortgages (continued)
Citizens Financial Group (CFG) has not been an issuer or underwriter of non-agency RMBS. However, CFG is an originator and servicer of residential mortgages, and it routinely sells such mortgage loans in the secondary market and to GSEs. In the context of such sales, CFG makes certain representations and warranties regarding the characteristics of the underlying loans and, as a result, may be contractually required to repurchase such loans or indemnify certain parties against losses for certain breaches of the representations and warranties concerning the underlying loans. During the two-year period ended 31 December 2010, CFG has received approximately US$26 million in repurchase demands in respect of loans originated. However, repurchase demands presented to CFG are subject to challenge and, to date, CFG has rebutted a significant percentage of these claims.

Although there has been disruption in the ability of certain financial institutions operating in the United States to complete foreclosure proceedings in respect of US mortgage loans in a timely manner (or at all) over the last year (including as a result of interventions by certain states and local governments), to date, CFG has not been materially impacted by such disruptions and the Group has not ceased making foreclosures.

The Group cannot estimate what the future level of repurchase demands or ultimate exposure of GBM N.A. or CFG may be, and cannot give any assurance that the historical experience will continue in the future. Furthermore, the Group is unable estimate the extent to which the matters described above will impact it and future developments may have an adverse impact on the Group’s business, financial condition, results of operations, cash flow and the value of its securities.

Other investigations
In April 2009, the FSA notified RBS Group that it was commencing a supervisory review of the acquisition of ABN AMRO in 2007 and the 2008 capital raisings and an investigation into conduct, systems and controls within the Global Banking & Markets division of RBS Group. RBS Group and its subsidiaries co-operated fully with this review and investigation. On 2 December 2010, the FSA confirmed that it had completed its investigation and had concluded that no enforcement action, either against RBS Group or against individuals, was warranted. RBS Group is engaging constructively with the FSA with regard to the publication of a report by the FSA relating to the supervisory review, subject to any necessary commercial constraints.

In July 2010, the FSA notified RBS Group that it was commencing an investigation into the sale by Coutts & Co of ALICO (American Life Insurance Company) Premier Access Bond Enhanced Variable Rate Fund to customers between 2001 and 2008 as well as its subsequent review of those sales. On 11 January 2011 the FSA amended the date range on which their investigation is focused and the investigation start date is now December 2003.  RBS Group and its subsidiaries are co-operating fully with this investigation.

RBS Group – Annual Results 2010

Notes on statutory results (continued)

20. Investigations (continued)

Other investigations (continued)
In the United States, RBS Group and certain subsidiaries have received requests for information from various governmental agencies, self-regulatory organisations, and state governmental agencies including in connection with sub-prime mortgages and securitisations, collateralised debt obligations and synthetic products related to sub-prime mortgages. In particular, during March 2008, RBS Group was advised by the SEC that it had commenced a non-public, formal investigation relating to RBS Group’s United States sub-prime securities exposures and United States residential mortgage exposures. RBS Group and its subsidiaries are co-operating with these various requests for information and investigations.

The Federal Reserve and state banking supervisors have been reviewing RBS Group's US operations and RBS Group and its subsidiaries have been required to make improvements with respect to various matters, including enterprise-wide governance, Bank Secrecy Act and anti-money laundering compliance, risk management and asset quality. RBS Group is in the process of implementing measures for matters identified to date. RBS Group may become subject to formal and informal supervisory actions and may be required by its US banking supervisors to take further actions and implement additional remedial measures with respect to these and additional matters. Any limitations or conditions placed on RBS Group's activities in the United States, as well as the terms of any supervisory action applicable to RBS Group and its subsidiaries, could have a material adverse effect on RBS Group's business, results of operations and financial condition.

21. The Financial Services Compensation Scheme
The Financial Services Compensation Scheme (FSCS), the UK's statutory fund of last resort for customers of authorised financial services firms, pays compensation if a firm is unable to meet its obligations. The FSCS funds compensation for customers by raising management expenses levies and compensation levies on the industry. In relation to protected deposits, each deposit-taking institution contributes towards these levies in proportion to their share of total protected deposits on 31 December of the year preceding the scheme year (which runs from 1 April to 31 March), subject to annual maxima set by the Financial Services Authority (FSA). In addition, the FSCS has the power to raise levies (‘exit levies') on firms who have ceased to participate in the scheme and are in the process of ceasing to be authorised for the amount that the firm would otherwise have been asked to pay during the relevant levy year. The FSCS also has the power to raise exit levies on such firms which look at their potential liability to pay levies in future years.

FSCS has borrowed from HM Treasury to fund the compensation costs associated with Bradford & Bingley, Heritable Bank, Kaupthing Singer & Friedlander, Landsbanki ‘Icesave' and London Scottish Bank plc. These borrowings are on an interest-only basis until 31 March 2012. The annual limit on the FSCS interest and management expenses levy for the period September 2008 to March 2012 in relation to these institutions has been capped at £1 billion per annum.

RBS Group – Annual Results 2010

Notes on statutory results (continued)

21. The Financial Services Compensation Scheme (continued)
The FSCS will receive funds from asset sales, surplus cash flow, or other recoveries in relation to these institutions which will be used to reduce the principal amount of the FSCS's borrowings. After the interest only period a schedule for repayment of any outstanding borrowings will be agreed between the FSCS and HM Treasury in the light of market conditions at that time and the FSCS will begin to raise compensation levies (principal repayments). No provision has been made for these levies as the amount is not yet known.

The Group has accrued £144.4 million for its share of FSCS management expenses levies for the 2010/11 and 2011/12 scheme years.

22. Gender equality in insurance contracts
A ruling is expected in March 2011 from the European Court of Justice (ECJ) in a case relating to gender equality in the pricing of and the provision of benefits under insurance contracts and whether a person’s gender can be used as one of the factors in calculating insurance premiums. At this stage, it is not possible to estimate the effect, if any, which the ECJ’s ruling may have on the Group.

23. Date of approval
This announcement was approved by the Board of directors on 23 February 2011.

24. Post balance sheet events
There have been no significant events between the year end and the date of approval of this announcement which would require a change to or disclosure in the announcement.

RBS Group – Annual Results 2010

Average balance sheet – statutory

	2010			2009
	Average balance	Interest	Rate	Average balance	Interest	Rate
	£m	£m	%	£m	£m	%

Assets
Interest-earning assets – banking business	690,983	22,703	3.29	752,495	26,377	3.51

Trading business	276,330			291,092
Non-interest earning assets	704,891			979,893

Total assets	1,672,204			2,023,480

Liabilities
Interest-bearing liabilities – banking business	600,160	8,856	1.48	676,390	13,273	1.96
Trading business	293,993			331,380
Non-interest-bearing liabilities
- demand deposits	53,016			43,605
- other liabilities	648,129			914,802
Shareholders’ equity	76,906			57,303

Total liabilities	1,672,204			2,023,480

	2010	2009
Average yields, spreads and margins of the banking business	%	%

Gross yield on interest-earning assets of banking business	3.29	3.51
Cost of interest-bearing liabilities of banking business	(1.48)	(1.96)

Interest spread of banking business	1.81	1.55
Benefit from interest-free funds	0.19	0.19

Net interest margin of banking business	2.00	1.74

Notes:
(1)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.
(2)
Interest-earning assets and interest-bearing liabilities exclude the Retail bancassurance long-term assets and liabilities, attributable to policyholders, in view of their distinct nature. As a result, interest income has been increased by £6 million (2009 - £20 million).

(3)
Changes in the fair value of interest-bearing financial instruments designated as at fair value through profit or loss are recorded in other operating income in the consolidated income statement.  In the average balance sheet shown above, interest includes increased interest income and decreased interest expense related to these instruments of £11 million (2009 - increased by £46 million) and £30 million (2009 - increased by £350 million) respectively and the average balances have been adjusted accordingly.

(4)	Interest receivable has been decreased by £90 million in respect of a non-recurring receivable.
(5)	Interest payable has been increased by £319 million in respect of a non-recurring adjustment.

RBS Group – Annual Results 2010

Capital resources and ratios – statutory

	2010	2009
	£m	£m

Capital base
Core Tier 1 capital	49,604	59,524
Preference shares and tax deductible securities	10,072	16,478
Deductions from Tier 1 capital net of tax credit on expected losses	448	419

Tier 1 capital	60,124	76,421
Tier 2 capital	9,897	15,389

	70,021	91,810
Less: Supervisory deductions	(4,732)	(4,565)

Total regulatory capital	65,289	87,245

Risk-weighted assets
Credit risk	385,900	513,200
Counterparty risk	68,100	56,500
Market risk	80,000	65,000
Operational risk	37,100	33,900

	571,100	668,600
Asset Protection Scheme relief	(105,600)	(127,600)

	465,500	541,000

Risk asset ratio
Core Tier 1	10.7%	11.0%
Tier 1	12.9%	14.1%
Total	14.0%	16.1%

RBS Group – Annual Results 2010

Risk factors

Set out below is a summary of certain risks which could adversely affect the Group. These should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. A fuller description of these and other risk factors is included in the 2010 Annual Report & Accounts.

•
RBSG or any of its UK bank subsidiaries may face the risk of full nationalisation or other resolution procedures and various actions could be taken by or on behalf of the UK Government, including actions in relation to any securities issued, new or existing contractual arrangements and transfers of part or all of RBSG’s businesses.

•
The Group’s ability to implement its strategic plan depends on the success of its efforts to refocus on its core strengths and its balance sheet reduction programme. As part of the Group’s strategic plan and implementation of the State Aid restructuring plan agreed with the EC and HM Treasury, the Group is undertaking an extensive restructuring which may adversely affect the Group’s business, results of operations and financial condition and give rise to increased operational risk and may impair the Group’s ability to raise new Tier 1 capital due to restrictions on its ability to make discretionary dividend or coupon payments on certain securities.

•
The Group’s businesses, earnings and financial condition have been and will continue to be affected by geopolitical conditions, the global economy, the instability in the global financial markets and increased competition. These have resulted in significant changes in market conditions including interest rates, foreign exchange rates, credit spreads, and other market factors and consequent changes in asset valuations.

•
The Group requires access to sources of liquidity, which have been constrained in recent years, and a failure to access liquidity due to market conditions or otherwise could adversely affect the Group’s financial condition.  In addition, the Group’s borrowing costs and its access to the debt capital markets and other sources of liquidity depend significantly on its and the UK Government’s credit ratings.

•
The actual or perceived failure or worsening credit of the Group’s counterparties (including monolines or other credit insurers) or borrowers and depressed asset valuations resulting from poor market conditions have adversely affected and could continue to adversely affect the Group.

•
The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time or may ultimately not turn out to be accurate.

•	The Group’s insurance businesses are subject to inherent risks involving claims on insured events.

RBS Group – Annual Results 2010

Risk factors (continued)

•
The Group’s business performance, financial condition and capital and liquidity ratios could be adversely affected if its capital is not managed effectively or as a result of changes to capital adequacy and liquidity requirements, including those arising out of Basel III implementation (globally or by UK authorities), or if the Group is unable to issue Contingent B Shares to HM Treasury under certain circumstances.

•	The Group could fail to attract or retain senior management, which may include members of the Board, or other key employees, and it may suffer if it does not maintain good employee relations.

•
Any significant developments in regulatory or tax legislation could have an effect on how the Group conducts its business and on its results of operations and financial condition, and the recoverability of certain deferred tax assets recognised by the Group is subject to uncertainty.

•
The Group is subject to substantial regulation and oversight, and any significant regulatory or legal developments could have an adverse effect on how the Group conducts its business and on its results of operations and financial condition.  In addition, the Group is and may be subject to litigation and regulatory investigations that may impact its business, results of operations and financial condition.

•	Operational and reputational risks are inherent in the Group’s operations.

•
The Group may be required to make contributions to its pension schemes and government compensation schemes, either of which may have an adverse impact on the Group’s results of operations, cash flow and financial condition.

•
As a result of the UK Government’s majority shareholding in the Group they can, and in the future may decide to, exercise a significant degree of influence over the Group including suspending dividends and certain coupon payments, modifying or cancelling contracts or limiting the Group’s operations. The offer or sale by the UK Government of all or a portion of its shareholding in the company could affect the market price of the equity shares and other securities and acquisitions of ordinary shares by the UK Government (including through conversions of other securities or further purchases of shares) may result in the delisting of the Group from the Official List.

•
The Group’s participation in the APS is costly and complex and may not produce the benefits expected and the occurrence of associated risks may have a material adverse impact on the Group’s business, capital or tax position, financial condition and results of operations. Any changes to the regulatory treatment of the APS may negatively impact the Group’s capital position and any withdrawal from, or termination of, the APS will be costly.

RBS Group – Annual Results 2010

Statement of directors’ responsibilities

The responsibility statement below has been prepared in connection with the Group's full Annual Report and Accounts for the year ended 31 December 2010.

We, the directors listed below, confirm that to the best of our knowledge:

•
the financial statements, prepared in accordance with International Financial Reporting Standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the undertakings included in the consolidation taken as a whole; and

•
the Business review, which is incorporated into the Directors' report, includes a fair review of the development and performance of the business and the position of the company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

By order of the Board

Philip Hampton	Stephen Hester	Bruce Van Saun
Chairman	Group Chief Executive	Group Finance Director

23 February 2011

Board of directors

Chairman	Executive directors	Non-executive directors
Philip Hampton	Stephen Hester Bruce Van Saun	Colin Buchan Sandy Crombie Penny Hughes Joe MacHale John McFarlane Brendan Nelson Arthur ‘Art' Ryan Philip Scott

RBS Group – Annual Results 2010

Additional information

Information	2010	2009

Ordinary share price	£0.391	£0.292

Number of ordinary shares in issue	58,458m	56,366m

Market capitalisation	£42.8bn	£31.4bn

Net asset value per ordinary share	£0.64	£0.65

Statutory results
Financial information contained in this document does not constitute statutory accounts within the meaning of section 435 of the Companies Act 2006 (‘the Act’). The statutory accounts for the year ended 31 December 2009 have been filed with the Registrar of Companies and those for the year ended 31 December 2010 will be filed with the Registrar of Companies following the company’s Annual General Meeting. The reports of the auditor on those statutory accounts were unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act.

Filing with the US Securities and Exchange Commission
A report on Form 20-F will be filed with the Securities and Exchange Commission in the United States.

Financial calendar

2011 first quarter interim management statement	6 May 2011

2011 interim results announcement	5 August 2011

2011 third quarter interim management statement	4 November 2011

RBS Group – Annual Results 2010

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 24 February 2011

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary

*